UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                        For the date of 24 February, 2004


                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                   Highlights - AIB Group Annual Results 2003

                                      NOTE

   As you will see, this results announcement uses earnings per share ('EPS')
     and not profit before tax as a more relevant base for comparison of our performance over the same period last year.

This is because the completion of the M&T/Allfirst merger and related buyback of ordinary shares affects the way in which our earnings are reported, making earnings per share a more appropriate measurement of our relative performance
          (for further details see comment on page 4 of this document).


                                www.aibgroup.com


                   Highlights - AIB Group Annual Results 2003

                      'Earnings in line with expectations'

AIB Group Chief Executive Michael Buckley said: '2003 was a year of record business volumes, transition in the USA and restructuring initiatives. Underlying earnings per share increased by 3%, or 7% adjusting for currency translation movements, in line with market expectations.

'Operating businesses performed very strongly, notably our Irish and British retail and commercial banking businesses which achieved record lending volumes with growth of 28% and 25% respectively. The merger of Allfirst and M&T took place on 1 April and the two banks have been successfully integrated.

'A sharp reduction in deposit margins reduced revenues in Poland, but significant cost savings were achieved from a further restructuring programme and asset quality improved. We recently announced an early retirement offer to a limited number of staff, largely in Ireland. Our Corporate Banking business performed strongly with significant volume growth in our British and North American corporate loans. Tangible ROE, having absorbed the loss on disposal of Govett and restructuring and early retirement costs, was 20%.

'Our confidence in future earnings prospects is shown by the Board's decision to recommend a total dividend increase of 10% on the 2002 level. Business performance so far in 2004 is strong with another buoyant year for business volumes expected. Though the net impact of translating foreign currency earnings will still be a negative factor, we expect to benefit from a significant turnaround in Polish profits and double-digit earnings growth in M&T.'

Divisional Profit Performance (1)

     AIB Bank ROI up 14%

          -     Home mortgages up 34%, other loans up 25%

     AIB Bank GB & NI up 15%

          -     Loans and deposits up 25% and 15% respectively

     Capital Markets up 12%

     Poland down 17%

     Adjusted earnings per share EUR 109.5c, down 11%

     Underlying adjusted earnings per share (2) up 3%, adjusted for currency translation impact up 7%

                        Total dividend of EUR 54.0c, up 10%


(1) Before restructuring and early retirement costs, the sale of Govett and the impact of exchange rate movements on the translation of foreign locations' profit.

(2) See definition and comment on page 4.


Supplemental Reporting of Non-GAAP* Results

The completion of the transaction with M&T impacts the manner in which our earnings are reported. Whereas previously the income and expense of Allfirst was fully consolidated, from 1 April 2003 the contribution from our share of the enlarged M&T is reported below operating profit. In addition, as the transaction with M&T incorporated the receipt of US$ 886 million in cash, our share of M&T profits is lower than it would have been on a full paper for paper transaction. Consequently, the pre-tax profit attributable to AIB from USA operations reduced in 2003 compared with 2002.The cash consideration was used to buy back ordinary shares to the amount of approximately EUR 750 million in the first half of 2003.As part of our ongoing capital management, there was a further buyback of approximately EUR 60 million in the second half-year.

As a consequence earnings per share gives a more relevant understanding of the year on year performance. Underlying adjusted earnings per share increased by 3% in 2003,or 7% excluding the translation impact of foreign locations' profit net of hedging profits.

AIB assesses the core performance and profitability run-rate of the Group by reference to underlying adjusted earnings per share. Underlying adjusted earnings per share excludes significant or one-off items that are considered by management to be 'non-operating' in nature. Such items include acquisitions and disposals of businesses, restructuring and early retirement costs, material impact of changes in taxation legislation, significant changes in other finance income (FRS 17),implementation of new accounting standards and changes in accounting policies having a material impact on profitability. Although underlying adjusted earnings per share as defined by AIB is not a GAAP measure, AIB's management believes that this information helps investors understand the underlying performance trends excluding the aforementioned items. A reconciliation of adjusted earnings per share with underlying adjusted earnings per share is outlined below:



                                                                                                 Year
                                                                                  Year           2002         %
                                                                                  2003    Restated(1)    Change
Basic earnings per share                                                         78.8c         119.1c       -34
Goodwill amortisation                                                             8.4c           3.6c
Impact of Allfirst disposal on profit and loss account(2)                         4.7c
Sale of Govett(3)                                                                17.6c

Adjusted earnings per share                                                     109.5c         122.7c       -11

M&T/Poland restructuring charges(4)                                               2.4c                        2
Early retirement programme(5)                                                     6.1c                        5

Underlying adjusted earnings per share - base for 2004 comparison with 2003     118.0c

Irish Government bank levy(6)                                                                                 3
Lower other finance income (FRS 17)(7)                                                                        4

Underlying adjusted earnings per share growth (2003 v 2002)                                                   3


(1) The 2002 accounts have been restated to reflect the implementation of UITF 37 'Purchases and sales of own shares'. Other income has been reduced by EUR 3 million resulting in a decrease in the adjusted earnings per share from EUR 123.0c to EUR 122.7c.

(2)  Largely taxation arising on the M&T/Allfirst transaction.

(3) As announced on 4 November 2003,AIB sold the majority of the management contracts of Govett, Its UK asset management business, to Gartmore Investment Management p.l.c.. AIB's 2003 accounts include consideration for the business of EUR 6 million and one-off business closure costs of EUR 20 million. Goodwill of EUR 139 million, having been previously written off to reserves on the purchase of Govett, was charged as a loss on disposal in AIB's 2003 profit and loss account, with no impact on AIB's capital ratios. The net loss on disposal was EUR 153 million.

(4) M&T, following its acquisition of Allfirst, has taken a restructuring charge and AIB has included its share of that restructuring charge under Irish GAAP. Our operations in Poland have taken a restructuring charge in relation to the closure of branches and writedown in value of properties and branch equipment.

(5) An early retirement option has been offered to a limited number of staff in the Republic of Ireland and Northern Ireland with staff located in Great Britain who have repatriation rights to Ireland also included. A provision of EUR 62 million for this programme was included in the 2003 accounts.

(6) The Irish Government bank levy introduced in the December 2002 budget resulted in a charge of EUR 29.5 million in the 2003 accounts.

(7) The decline in the stock market values in 2002 affects the FRS 17 calculation of other finance income in 2003.

*     Generally Accepted Accounting Principles


Allied Irish Banks, p.l.c.

Dividend

The Board is recommending a final dividend of EUR 35.0c per share payable on 30 April 2004 to shareholders on the Company's register of members at the close of business on 5 March 2004. The final dividend, together with the interim dividend of EUR 19.0c per share, amounts to a total dividend of EUR 54.0c per share, an increase of 10% on 2002.

For further information please contact:



Declan Mc Sweeney          Alan Kelly                          Catherine Burke
Chief Financial Officer    Head of Group Investor Relations    Head of Corporate Relations
Bankcentre                 Bankcentre                          Bankcentre
Dublin                     Dublin                              Dublin
353-1-660-0311             353-1-660-0311                      353-1-660-0311
Ext. 14954                 Ext. 12162                          Ext. 13894


This results announcement and a detailed informative presentation can be viewed on our internet site at www.aibgroup.com/investorrelations



                           Forward-looking statements

A number of statements we make in this document will not be based on historical fact, but will be 'forward-looking' statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in the 'forward-looking' statements. Factors that could cause actual results to differ materially from those in the 'forward-looking' statements include, but are not limited to, global, national, regional economic conditions, levels of market interest rates, credit or other risks of lending and investment activities, competitive and regulatory factors and technology change.



Financial highlights
for the year ended 31 December 2003


                                                                                   2002           2001
                                                                    2003    Restated(1)    Restated(1)
                                                                   EUR m          EUR m          EUR m
Results
Total operating income                                             3,176          3,927       3,751(2)
Group profit before taxation                                       1,011          1,372       1,366(2)
Profit attributable                                                  677          1,034            484
Profit retained                                                      174            560             41

Per EUR 0.32 ordinary share
Earnings - basic                                                   78.8c         119.1c          56.2c
Earnings - adjusted (note 12)                                     109.5c         122.7c         108.6c
Earnings - diluted                                                 78.4c         117.9c          55.9c
Dividend                                                          54.00c         49.06c         43.80c
Dividend cover - times                                               1.5            2.4            1.3
Net assets                                                          587c           471c           514c

Performance measures
Return on average total assets                                     0.90%          1.24%       1.23%(2)
Return on average ordinary shareholders' equity                    14.5%          23.7%       20.4%(2)
Return on average ordinary shareholders' equity - tangible(3)      20.0%          27.4%          24.7%

Balance sheet
Total assets                                                      80,960         85,821         89,061
Shareholders' funds: equity interests                              4,942          4,180          4,554
Loans etc                                                         53,326         58,483         57,445
Deposits etc                                                      66,195         72,190         72,813

Capital ratios
Tier 1 capital                                                      7.1%           6.9%           6.5%
Total capital                                                      10.4%          10.1%          10.1%



(1) The accounts for the years ended 31 December 2002 and 2001 have been restated to reflect the implementation of UITF Abstract 37 - Purchases and sales of own shares and UITF Abstract 38 - Accounting for ESOP Trusts (note
     1).

(2) Adjusted to exclude the exceptional foreign exchange dealing losses in 2001 (note 6(b)).

(3) Tangible shareholders' equity excludes capitalised goodwill of EUR 1.4 billion at 31 December 2003 (2002: EUR 0.5 billion; 2001: EUR 0.5 billion). In addition, profit attributable has been adjusted to exclude goodwill amortisation of EUR 72.6 million at 31 December 2003 (2002: EUR 31.7 million; 2001: EUR 30.9 million) in arriving at return on average ordinary shareholders' equity - tangible.



                                                      Allied Irish Banks, p.l.c.
                                                            Group Headquarters &
                                                               Registered Office
                                                         Bankcentre, Ballsbridge
                                                               Dublin 4, Ireland
                                                          Telephone (01) 6600311
                                                         Registered number 24173


Consolidated profit and loss account
for the year ended 31 December 2003

                                                                    Year 31 December 2003
                                                Continuing      Discontinued(1)                     2002
                                                activities          activities      Total    Restated(2)       2001
                            Notes                    EUR m               EUR m      EUR m          EUR m      EUR m
Interest receivable:
Interest receivable
and similar income
arising from
debt securities
and other fixed income
securities                                             700                  12        712            946      1,198
Other interest                  4                    2,773                 125      2,898          3,807      4,148
receivable and similar
income
Less: interest payable          5                  (1,633)                (43)    (1,676)        (2,402)    (3,088)
Net interest income                                  1,840                  94      1,934          2,351      2,258
Other finance income                                    14                 (2)         12             62         67
Dividend income                                         15                   1         16             14         11
Fees and commissions                                   958                  80      1,038          1,301      1,258
receivable
Less: fees and                                       (117)                 (8)      (125)          (138)      (128)
commissions payable
Dealing profits              6(a)                      127                   8        135             74         92
Exceptional foreign          6(b)                        -                   -          -              -      (789)
exchange dealing losses
Other operating income          7                      141                  25        166            263        193
Other income                                         1,124                 106      1,230          1,514        637

Total operating income                               2,978                 198      3,176          3,927      2,962
Before exceptional                                   2,978                 198      3,176          3,927      3,751
items
Exceptional foreign          6(b)                        -                   -          -              -      (789)
exchange dealing losses
Administrative expenses
Staff and other              8(a)                    1,597                 112      1,709          2,098      2,051
administrative expenses

Restructuring and            8(b)                       72                   -         72             13         38
integration costs in
continuing
businesses
                                                     1,669                 112      1,781          2,111      2,089

Depreciation and                                       170                   9        179            207        195
amortisation
Total operating expenses                             1,839                 121      1,960          2,318      2,284

Group operating profit                               1,139                  77      1,216          1,609        678
before provisions
Before exceptional                                   1,139                  77      1,216          1,609      1,467
items
Exceptional foreign          6(b)                        -                   -          -              -      (789)
exchange dealing losses
Provisions for bad and         14                      142                  10        152            194        179
doubtful debts
Provisions for                                           9                   -          9              2         19
contingent liabilities
and commitments
Amounts written off             9                       16                   -         16             55          6
fixed asset investments

Group operating profit -                               972                  67      1,039          1,358        474
continuing activities
Before exceptional                                     972                  67      1,039          1,358      1,263
items
Exceptional foreign          6(b)                        -                   -          -              -      (789)
exchange dealing losses
Share of operating                                     143                   -        143              9          4
profits of associated
undertakings
Share of restructuring
and integration costs
in associated                                         (20)                   -       (20)              -          -
undertaking
Amortisation of goodwill on                           (42)                   -       (42)              -          -
acquisition of associated
undertaking
Profit on disposal of                                   32                   -         32              5          6
property
(Loss)/profit on             10&2                    (142)                   1      (141)              -         93
disposal of businesses

Group profit on ordinary
activities
before taxation                                       943                  68      1,011          1,372        577
(carried forward)
Before exceptional                                    943                  68      1,011          1,372      1,366
items
Exceptional foreign         6(b)                        -                   -          -              -      (789)
exchange dealing losses




Consolidated profit and loss account (continued) for the year ended 31 December 2003


                                                                     Year 31 December 2003
                                             Continuing          Discontinued(1)                     2002
                                             activities               activities     Total    Restated(2)      2001
                                    Notes         EUR m                    EUR m     EUR m          EUR m     EUR m
Group profit on ordinary
activities
before taxation (brought                            943                       68     1,011          1,372       577
forward)
Taxation on ordinary activities        11           299                       19       318            306        55

Group profit on ordinary                            644                       49       693          1,066       522
activities after taxation
Equity and non-equity minority                       10                        1        11             24        23
interests in subsidiaries
Dividends on non-equity shares                        5                        -         5              8        15
                                                     15                        1        16             32        38

Group profit attributable to the
ordinary shareholders
of Allied Irish Banks, p.l.c.                       629                       48       677          1,034       484

Dividends on equity shares                                                             452            429       380
Transfer to reserves                                                                    51             45        63
                                                                                       503            474       443

Profit retained                                                                        174            560        41

Earnings per EUR 0.32 ordinary        12(a)                                           78.8c         119.1c     56.2c
share - basic

Earnings per EUR 0.32 ordinary        12(b)                                          109.5c         122.7c    108.6c
share - adjusted

Earnings per EUR 0.32 ordinary        12(c)                                           78.4c         117.9c     55.9c
share - diluted


(1) This relates to the income and expense of Allfirst Financial Inc. from 1 January 2003 to 31 March 2003 (note 2).

(2) The figures for the year ended 31 December 2002 have been restated to reflect the implementation of UITF Abstract 37 - Purchases and sales of own shares. The impact on the results for the year ended 31 December 2001 was not material (note 1).



Consolidated balance sheet
31 December 2003

                                                                                     2002
                                                                         2003    Restated
                                                              Notes     EUR m       EUR m
Assets
Cash and balances at central banks                                        838       1,176
Items in course of collection                                             339       1,171
Central government bills and other eligible bills                          45          24
Loans and advances to banks                                             2,633       4,788
Loans and advances to customers                                  13    50,490      53,447
Securitised assets                                                        719       1,002
Less: non-returnable proceeds                                           (516)       (754)
                                                                          203         248

Debt securities                                                  15    18,127      18,204
Equity shares                                                             180         246
Interests in associated undertakings                                    1,361          31
Intangible fixed assets                                                   420         457
Tangible fixed assets                                                     792       1,178
Other assets                                                            1,507       1,153
Deferred taxation                                                         174         245
Prepayments and accrued income                                            636         927
Long-term assurance business attributable to shareholders        16       405         352
                                                                       78,150      83,647

Long-term assurance assets attributable to policyholders         16     2,810       2,174
                                                                       80,960      85,821

Liabilities
Deposits by banks                                                      18,094      16,137
Customer accounts                                                17    44,612      52,976
Debt securities in issue                                                3,489       3,077
Other liabilities                                                       3,144       2,591
Accruals and deferred income                                              595         829
Pension liabilities                                                       502         537
Provisions for liabilities and charges                                     87          60
Deferred taxation                                                         142         527
Subordinated liabilities                                                2,130       2,172
Equity and non-equity minority interests in subsidiaries                  158         274
Share capital                                                             295         293
Share premium account                                                   1,885       1,918
Reserves                                                                  951         490
Profit and loss account                                                 2,007       1,714
Shareholders' funds including non-equity interests                      5,138       4,415
                                                                       78,091      83,595

Long-term assurance liabilities to policyholders                 16     2,869       2,226
                                                                       80,960      85,821



Consolidated cash flow statement
for the year ended 31 December 2003

                                                                                2002        2001
                                                                    2003    Restated    Restated
                                                                   EUR m       EUR m       EUR m
Net cash inflow/(outflow) from operating activities                1,631       (121)         231

Dividends received from associated undertakings                       33           1           4
Returns on investments and servicing of finance                     (93)       (138)       (131)
Equity dividends paid                                              (378)       (345)       (334)
Taxation                                                           (273)       (280)       (242)
Capital expenditure and financial investment                     (1,049)       1,379         700
Acquisitions and disposals                                       (1,049)         (5)        (59)
Financing                                                          (173)       (129)         208

(Decrease)/increase in cash                                      (1,351)         362         377


                                                                    2003        2002        2001
Reconciliation of Group operating profit to net                             Restated    Restated
cash inflow/(outflow) from operating activities                    EUR m       EUR m       EUR m

Group operating profit                                             1,039       1,358         474
Decrease/(increase) in prepayments and accrued income                106       1,162       (199)
(Decrease)/increase in accruals and deferred income                 (95)     (1,191)         429
Provisions for bad and doubtful debts                                152         194         179
Provisions for contingent liabilities and commitments                  9           2          19
Amounts written off fixed asset investments                           16          55           6
Increase in other provisions                                          57          16          19
Depreciation and amortisation                                        174         207         202
Amortisation of own shares                                             -           -           2
(Loss)/profit on disposal of businesses                            (141)           -          93
Interest on subordinated liabilities                                  47          83         133
Interest on reserve capital instruments                               38          38          35
Profit on disposal of debt securities and equity shares             (40)       (117)        (21)
Averaged gains on debt securities held for hedging purposes          (1)         (4)        (24)
Profit on disposal of associated undertakings                          -         (1)         (1)
Amortisation of premiums net of (discounts)
on debt securities held as financial fixed assets                     23        (15)         (7)
Increase in long-term assurance business                            (53)        (48)        (66)

Net cash inflow from trading activities                            1,331       1,739       1,273

Net increase in deposits by banks                                  4,207       3,975         452
Net increase in customer accounts                                  5,729       2,299       4,647
Net increase in loans and advances to customers                 (10,043)     (6,129)     (4,281)
Net decrease/(increase) in loans and advances to banks               591         982     (1,588)
(Increase)/decrease in central government bills                     (41)          18         274
Net increase in debt securities and equity shares
held for trading purposes                                        (1,216)     (1,180)     (1,394)
Net (increase)/decrease in items in course of collection           (161)         174       (374)
Net increase/(decrease) in debt securities in issue                1,082     (1,425)         533
Net increase/(decrease) in notes in circulation                       41         (3)          44
(Increase)/decrease in other assets                                (920)        (28)         460
Increase/(decrease) in other liabilities                             701       (521)         283
Effect of exchange translation and other adjustments                 330        (22)        (98)
                                                                     300     (1,860)     (1,042)

Net cash inflow/(outflow) from operating activities                1,631       (121)         231




Statement of total recognised gains and losses

                                                                            2003        2002      2001
                                                                                    Restated
                                                                          EUR m        EUR m     EUR m
Group profit attributable to the ordinary shareholders                      677       1,034       484
Gain recognised on disposal of Allfirst (note 2)                            489           -         -
Currency translation differences on foreign currency net investments      (457)       (341)       145
Actuarial loss recognised in retirement benefit schemes                    (50)       (823)     (402)
Actuarial gain recognised in associated undertaking                           8           -         -
Prior year adjustment                                                         -           -       648

Total recognised gains/(losses) relating to the year                        667       (130)       875




Reconciliation of movements in shareholders' funds

                                                                          2002        2001
                                                              2003    Restated    Restated
                                                             EUR m       EUR m       EUR m
Group profit attributable to the ordinary shareholders         677       1,034         484
Dividends on equity shares                                     452         429         380
                                                               225         605         104

Gain recognised on disposal of Allfirst (note 2)               489           -           -
Goodwill written back on disposals                           1,043           -           -
Actuarial loss recognised in retirement benefit schemes       (50)       (823)       (402)
Actuarial gain recognised in associated undertaking              8           -           -
Other recognised (losses)/gains relating to the year         (491)       (352)         152
Ordinary share buyback                                       (812)           -           -
Ordinary shares issued in lieu of cash dividend                108          76          23
Other ordinary share capital issued                             62          39          37
Net movement in own shares                                     141          37        (64)

Net addition to/(deduction from) shareholders' funds           723       (418)       (150)
Opening shareholders' funds                                  4,415       4,833       5,208
Prior year adjustment (note 1)                                   -           -       (225)

Closing shareholders' funds                                  5,138       4,415       4,833

Shareholders' funds:
Equity interests                                             4,942       4,180       4,554
Non-equity interests                                           196         235         279
                                                             5,138       4,415       4,833


Note of historical cost profits and losses

Reported profits on ordinary activities before taxation would not be materially different if presented on an unmodified historical cost basis.


Commentary on results

Translation of foreign locations' profit

Approximately 50% of the Group's earnings are denominated in currencies other than the EUR. Movements in exchange rates can therefore have an impact on earnings growth. In 2003, the US dollar, sterling and Polish zloty average accounting rates weakened relative to the EUR by 17%, 9% and 13% respectively. The negative impact on earnings was partly offset by hedging profits of EUR 28 million, however the net effect of currency translation had a 4% negative impact on the underlying adjusted earnings per share growth rate in 2003.

The following table shows the average accounting rates for 2003 and average effective rates for 2002 and 2003. The average effective rates include the impact of currency hedging activities.


                          Average            Average            Average
                 Accounting rates    Effective rates    Effective rates
                             2003               2003               2002
US dollar                  1.1346               1.01               0.90
Sterling                   0.6901               0.67               0.63
Polish zloty               4.4157               4.28               4.13


Commentary on results

The following commentary on profit and loss account headings covers continuing activities, which exclude Allfirst, and is based on underlying percentage growth adjusting for the impact of exchange rate movements on the translation of foreign locations' profit and excludes restructuring and integration costs, early retirement costs, the reduction in other finance income (FRS 17) and the transfer of Ark Life's sales force to AIB's payroll (resulted in higher payroll costs which were previously recorded as a deduction in other income as part of Ark Life profit). A comment on discontinued activities is included in the divisional commentary on page 24 of this release.

Discontinued activities refer to Allfirst, which was merged with M&T Bank on 1 April 2003 (see note 2 of this release).

                         "Net interest income up 6%"

                            "Group loans up 21%"


Total income

Total income at EUR 2,978 million was up 6.5%.



                             Year      Year     Underlying
                             2003      2002       % Change
Total operating income      EUR m     EUR m    2003 v 2002
Net interest income         1,840     1,830              6
Other finance income           14        63              -
Other income                1,124     1,055              8

Total operating income      2,978     2,948            6.5


A comment on net interest income and other income follows.


Net interest income

Net interest income up 6% to EUR 1,840 million due to particularly strong lending growth in AIB Bank Republic of Ireland and AIB Bank GB & NI. Loans to customers increased by 21% and customer accounts increased by 11% on a constant currency basis (details of loan and deposit growth by division are contained on page 17 of this release).


                                                              Year      Year              %
                                                              2003      2002      Change(1)
Average interest earning assets - continuing activities      EUR m     EUR m    2003 v 2002
Domestic                                                    44,679    38,663             16
Foreign                                                     23,591    24,119             -2

Continuing activities                                       68,270    62,782              9


(1) This particular analysis is not adjusted for the impact of exchange rate movements. The 2% reduction in foreign assets was impacted by the weakening of the US dollar, sterling and Polish zloty relative to the EUR, by 17%,9% and 13% respectively. Excluding currency movements, foreign assets were higher.


                                                   Year    Year     Basis
                                                   2003    2002    Points
Net interest margin - continuing activities(2)        %       %    Change
Domestic                                           2.54    2.73       -19
Foreign                                            2.98    3.20       -22

Continuing activities                              2.70    2.91       -21


The net interest margin amounted to 2.70%, a 21 basis point decrease on the year to December 2002. The principal reasons for the margin attrition include the balance sheet funding effect of assets growing at a faster pace than liabilities, changes in product mix and lower interest rates. Lower interest rates in Ireland and Poland have reduced margins on deposits and non-interest bearing funds. The impact of lower investment yields has reduced the return on the investment of capital and deposit funds.

(2) The net interest margin for total AIB Group is included on page 45 of this release.



Commentary on results

                    "15% increase in banking fees and commissions"


Other income

Other income increased by 8% to EUR 1,124 million in 2003.


                                                   Year      Year     Underlying
                                                   2003      2002       % Change
Other income                                      EUR m     EUR m    2003 v 2002
Dividend income                                      15        11             56
Banking fees and commissions                        830       773             15
Asset management and investment banking fees        128       151            -13
Fees and commissions receivable                     958       924             10
Less: fees and commissions payable                (117)     (108)             14
Dealing profits                                     103        86             23
Contribution of life assurance company               60        57              6
Other                                                81        91             -2
Other operating income                              141       148              1
Hedging profits                                      24       (6)              -

Total other income                                1,124     1,055              8



Banking fees and commissions, which account for over 70% of other income, increased by 15% following a similar increase in 2002. The strong growth resulted from increased volumes of business and a substantially higher level of arrangement fees due to strong lending growth. In Poland, growth in branch fees and commissions and credit card income was strong.

Investment banking revenues were lower due to subdued merger and acquisition activity and reduced cross-border structuring transactions. In Asset Management, a significant event was the sale of the majority of management contracts of Govett to Gartmore Investment Management p.l.c. in November 2003.

The increase in dealing profits was mainly driven by a strong performance from bond management activities. The 6% increase in Ark Life profit reflects good growth in income from protection products and a significant increase of 40% in sales in the second half compared with the second half of 2002 (see comment under AIB Bank Republic of Ireland on page 19 for further information).

Profit from hedging of foreign earnings was EUR 24 million in 2003 (total Group was EUR 28 million with EUR 4 million attributed to discontinued activities) compared to a loss of EUR 6 million in 2002 (total Group was a profit of EUR 5 million with a profit of EUR 11 million attributed to discontinued activities) (see comment on translation of foreign locations' profit on page 12 for further details).

The other income as a percentage of total income ratio for continuing activities increased from 37.9% to 38.2%.


Commentary on results

               "Continuing activities cost income ratio remains at 58%"

                   "Additional investment in processes and systems"


Total operating expenses

Operating expenses, excluding restructuring and early retirement costs and the Ark Life sales force reorganisation, increased by 6% compared with 2002.


                                                                     Year      Year     Underlying
                                                                     2003      2002       % Change
Operating expenses                                                  EUR m     EUR m    2003 v 2002
Staff costs                                                         1,082     1,046              8
Other costs                                                           515       536              1
Depreciation and amortisation                                         170       165              9
                                                                    1,767     1,747              6

Operating expenses before restructuring/early retirement costs
Early retirement costs                                                 62         -
Restructuring costs in continuing businesses                           10         -

Total operating expenses                                            1,839     1,747


The 6% increase includes some costs relating to the development of new integrated groupwide reporting and information systems, investment in building top class risk and governance infrastructure and practices, and there were additional costs relating to the USA. The growth also includes the first full year of depreciation of EUR 19 million (1% in continuing activities cost growth terms) relating to our new branch technology platform in Poland.

Operating expenses increased by 5% in our operating divisions reflecting strong business activity levels. In addition, a provision of EUR 62 million was made in relation to an early retirement offer to a limited number of staff in Ireland and Britain. In Poland, there was a restructuring charge of EUR 10 million, covering the closure of branches and the writedown in value of properties and branch equipment.

The tangible cost income ratio for continuing activities remained at 58%.



Commentary on results

                    "Lower underlying provision charge"

                         "Prudent provision cover"

               "NPLs as a percentage of loans declining"


Provisions

Total provisions were EUR 167 million compared with EUR 155 million in 2002.


                                                  Year      Year
                                                  2003      2002
Provisions                                       EUR m     EUR m
Bad and doubtful debts                             142       110
Contingent liabilities and commitments               9         2
Amounts written off fixed asset investments         16        43

Total provisions                                   167       155


The provision for bad and doubtful debts in the year to December 2003 was EUR 142 million compared with EUR 110 million in 2002. The year to December 2002 figure included the release of EUR 40 million of the EUR 50 million additional unallocated credit provision created in 2001. The release offset a US$ 38 million provision created in Allfirst (now a discontinued activity) in relation to one specific case in 2002.

Strong asset quality in AIB Bank Republic of Ireland was reflected in a lower provision charge of 0.24% of average loans compared with 0.26% in 2002 and a reduction in non-performing loans as a percentage of loans to 0.8%, down from 0.9% at 31 December 2002. The quality of both the retail and commercial portfolios has been maintained with no specific sectoral deterioration. Home mortgage lending continued to be buoyant without compromising credit quality.

Non-performing loans in AIB Bank GB & NI, as a percentage of loans, reduced to 0.8% of loans and provision cover increased to 148%. The bad debt provision charge as a percentage of average loans also reduced to 0.21%. In Capital Markets, non-performing loans as a percentage of total loans reduced to 0.8% at 31 December 2003 from 1.1% in 2002. The portfolio remains well diversified in terms of industry sector and geographic concentration and we maintained our prudent underwriting stance. The provision charge at 0.4%(1) of average loans was marginally higher than 2002.

In Poland, the provision charge reduced to 1.0% of loans from 1.2% at 31 December 2002. The downward trend in non-performing loans continued, with non-performing loans as a percentage of total loans declining to 11% from 15% at 31 December 2002.

The underlying charge for the year represented 0.33%(1) of average loans compared with a 0.37% charge in 2002 (before the release of the unallocated credit provision). Group non-performing loans as a percentage of total loans reduced significantly to 1.4% (0.8% excluding Poland) from 2.0% in 2002. Total provision coverage for non-performing loans continues to be healthy at 94% (131% excluding Poland), with the total non-specific provision element increasing to EUR 316 million.

The provision for contingent liabilities and commitments was EUR 9 million compared with EUR 2 million in 2002 and included a credit related provision of EUR 8 million in Capital Markets. The provision for amounts written off fixed asset investments declined to EUR 16 million from EUR 43 million in 2002. In 2002, the general deterioration in equity markets led to a number of equity investment write-downs mainly in the technology and telecom sectors.

(1) Includes the relevant charge relating to the credit element of contingent liabilities and commitments and the allocation of general provisions to cover amounts written off fixed asset investments.


Commentary on results

                         "Risk weighted assets up 23%"


Balance sheet

Total assets amounted to EUR 81 billion at 31 December 2003 compared to EUR 70 billion (page 47) at 31 December 2002. The US dollar, sterling and the Polish zloty weakened against the EUR by 17%, 8% and 14% respectively resulting in a decline in the reported total balance sheet since 31 December 2002. Adjusting for the impact of currency, total assets were up 21% since 31 December 2002 while loans to customers increased by 21% and customer accounts by 11%. Risk weighted assets excluding currency factors increased by 23% to EUR 63 billion.

Risk weighted assets, loans to customers and customer accounts (excluding money market funds and currency factors)


                                           Risk weighted     Loans to    Customer
                                                  assets    customers    accounts
% change December 2003 v December 2002          % Change     % Change    % Change
AIB Bank Republic of Ireland                          28           28           9
AIB Bank GB & NI                                      26           25          15
Capital Markets                                    18(1)            4          18
Poland                                                 4         4(2)           -

AIB Group                                             23           21          11


(1) The increase in risk weighted assets includes higher treasury assets and growth in off-balance sheet credit facilities in Corporate Banking and Allied Irish America.

(2) The increase was 6% on an underlying basis excluding the impact of the central writedown of non-performing loans that were fully provided for.

The divisional commentary on pages 19 to 23 contains additional comments on key business trends in relation to loans to customers and customer accounts.


Assets under management/administration and custody

Assets under management in the Group amounted to EUR 12 billion and assets under administration and custody amounted to EUR 165 billion at 31 December 2003.


Commentary on half-year December 2003 performance

Underlying adjusted earnings per share growth in the second half-year was broadly similar to the trend in the first half-year. The impact of movements in exchange rates on the translation of foreign locations' profit was also similar, with a 4% negative impact on the underlying adjusted earnings per share in both periods.

Business volumes continued to gain momentum with Group loans increasing by 24% and deposits increasing by 14% on an annualised basis since 30 June 2003.Other income growth was good with a substantially higher level of arrangement fees due to strong lending growth. Operating expenses increased by approximately 5% in the second half-year.

Asset quality further improved with non-performing loans as a percentage of total loans declining from 1.7% at 30 June 2003 to 1.4% at December 2003.

A provision of EUR 62 million was made in the second half in relation to an early retirement offer to a limited number of staff in Ireland and Britain. In Poland there was a restructuring charge of EUR 10 million in the second half-year covering the closure of branches and the writedown in value of properties and branch equipment. The impact of the disposal of Govett was recorded in this period. Also included was a restructuring charge of EUR 4 million relating to AIB's share of the charge taken by M&T following its acquisition of Allfirst. This charge was in addition to the EUR 16 million accounted for in the first half- year.



Commentary on results

The following commentary is in respect of the total Group.

                       "Lower underlying effective tax rate"

                        "Tangible return on equity at 20%"


Taxation

The taxation charge was EUR 318 million, compared with EUR 306 million in 2002. The effective tax rate was 31.4% compared with 22.3% in 2002. The charge in the current year includes the taxation arising on the Allfirst/M&T transaction, the Irish Government bank levy, the implementation of the early retirement programme and the sale of Govett. The underlying rate for the year was 21.2% in 2003 after adjusting for these items. The underlying effective tax rate is influenced by the geographic mix of profits which are taxed at the rates applicable in the foreign jurisdictions.

Return on equity and return on assets

The tangible return on equity was 20%, having absorbed the loss on disposal of Govett and restructuring and early retirement costs. The basic return on equity was 14.5% and the return on assets was 0.9%.

Capital ratios

The Group was strongly capitalised at 31 December 2003 with the Tier 1 ratio at 7.1% and the total capital ratio at 10.4%. Significant movements included the merger of M&T and Allfirst which reduced total Group risk weighted assets, share buybacks of EUR 812 million and the issue of shares for staff incentive and dividend reinvestment schemes.

Outlook

A favourable outlook for 2004 is supported by a good start to the year where we continue to see strong demand for lending facilities. Our confidence about the future is underpinned by continued strong asset quality and further improving efficiency levels. Reflecting this very strong business performance, double-digit profit growth in 2004 is targeted in our operating divisions. Due to the expected substantial increase in Poland profit, the related minority interest charge is expected to be higher and it is also anticipated that the strong growth in British, Polish and US profits will result in a higher effective tax rate.

The Group has hedged over 70% of its projected 2004 foreign earnings with over 90% of US dollar translation exposure hedged. Allowing for this hedged position and recognising the EUR 28 million benefit of 2003 hedging strategies and the impact of current rates on the unhedged portion, the negative financial impact is expected to be 3% in underlying adjusted earnings per share growth terms.

In Group terms, excluding the above noted currency impact, underlying adjusted earnings per share is expected to increase by a high single-digit percentage in 2004 with a higher earnings trend in the second half compared to the first half-year.



Divisional commentary

On a divisional basis profit is measured in EUR and consequently includes the impact of currency movements. The underlying percentage change is reported in the divisional profit and loss accounts adjusting for the impact of exchange rate movements on the translation of foreign locations' profit. The profit segments by division have been restated to reflect the following: (a) the movement of Allied Irish America from USA division to Capital Markets division,
(b) the centralisation of the management of our Treasury operations in Poland to Capital Markets division, (c) the implementation of UITF 37 'Purchases and sales of own shares', Capital Markets other income reduced by EUR 3 million in 2002,and (d) a change in the allocation of pension costs across business segments.


AIB Bank Republic of Ireland profit was up 14% excluding early retirement costs

                         "Banking operations profit up 15%"

"Strong growth in loan volumes,up 28% including home mortgages up 34% and other loans up 25%"

                              "Income/costs gap + 4%"

                    "Cost income ratio reduces from 52% to 51%"


AIB Bank Republic of Ireland Retail and commercial banking operations in Republic of Ireland, Channel Islands and Isle of Man; AIB Finance and Leasing; Card Services; and AIB's life and pensions subsidiary Ark Life Assurance Company.


                                                                                   Year 2003
                                                        Year         Early    before early
                                                        2003    retirement      retirement      Year
                                                 as reported         costs           costs      2002     Underlying
AIB Bank Republic of Ireland profit and loss           EUR m         EUR m           EUR m     EUR m    % change(1)
account
Net interest income                                    1,016             -           1,016       921             11
Other income                                             389             -             389       353              7

Total operating income                                 1,405             -           1,405     1,274             10
Operating expenses                                       719             -             719       667              6
Early retirement costs                                    40          (40)               -         -              -
Total operating expenses                                 759          (40)             719       667              6

Operating profit before provisions                       646            40             686       607             13
Provisions                                                62             -              62        55             13

Operating profit                                         584            40             624       552             13
Profit on disposal of property                            13             -              13         8             71

Profit on ordinary activities before taxation            597            40             637       560             14


Banking operations enjoyed another good year of growth with profit increasing by 15%. Particularly strong lending growth and good deposit growth coupled with higher productivity and good underlying cost containment were the key drivers of this strong performance. Loans increased by 28% since December 2002, including home mortgages up 34% and other loans up 25%. Customer deposits increased by 9% with particularly strong growth in the second half-year, up 6% since June 2003. Operating expenses were up 6% excluding the transfer of the Ark Life sales force to AIB's payroll. This increase reflects costs associated with higher business activity levels and normal salary increases. The cost income ratio decreased from 52% to 51%.

Each of the business units in Ireland produced positive results in their respective markets. AIB Card Services profit growth was particularly good reflecting higher loan volumes and good cost management resulting in a reduction in the cost income ratio to below 50%. Profit also increased in AIB Finance and Leasing as a result of strong growth in loan volumes and higher fees and commissions.

Ark Life profit was up 6% to EUR 60 million. This performance reflects strong growth in income from protection products and a much improved performance in the second half-year with overall sales volumes ahead by 40% compared with the second half of 2002. Profit in 2002 benefited from the closing of the Government sponsored Special Savings Incentive Accounts ('SSIAs') campaign and a reduced discount rate used in the calculation of embedded values, but these benefits were largely offset by a reduction in embedded values as a result of the decline in world equity markets.


(1) Excludes currency movements and the impact of the transfer of the Ark Life sales force to AIB's payroll.



Divisional commentary

AIB Bank GB & NI profit was up 15% excluding early retirement costs

               "Continued investment in experienced business bankers"

                           "Loans up 25%,deposits up 15%"

                       "Cost income ratio decreases to 49%"


AIB Bank GB & NI Retail and commercial banking operations in Great Britain and Northern Ireland.


                                                                                  Year 2003
                                                         Year         Early    before early
                                                         2003    retirement      retirement      Year
                                                  as reported         costs           costs      2002    Underlying
AIB Bank GB & NI profit and loss account                EUR m         EUR m           EUR m     EUR m      % change
Net interest income                                       364             -             364       363            10
Other income                                              165             -             165       166             9

Total operating income                                    529             -             529       529            10
Operating expenses                                        260             -             260       266             8
Early retirement costs                                     15          (15)               -         -             -
Total operating expenses                                  275          (15)             260       266             8

Operating profit before provisions                        254            15             269       263            12
Provisions                                                 19             -              19        22            -3

Operating profit                                          235            15             250       241            14
Profit on disposal of property                              2             -               2         -             -

Profit on ordinary activities before taxation             237            15             252       241            15


AIB Bank GB & NI had a very strong business performance in 2003 with profit increasing by 15% excluding early retirement costs. Loans and deposits increased by 25% and 15% respectively. Other income was up 9% as a consequence of a substantially higher level of arrangement fees due to strong lending growth. Productivity continued to improve with the cost income ratio reducing from 50% to 49% notwithstanding investment in business expansion initiatives. Credit quality remained strong with a reduction in the bad debt charge and non-performing loans reducing to 0.8% of total loans, evidence of a prudent and selective approach to new business development.

AIB Bank GB, primarily a focused business bank providing relationship banking with a strong customer service ethos, had very strong profit growth of 21% to EUR 125 million. Loans increased by 28% with significant growth in chosen markets including professional, higher education and not-for-profit sectors. Deposits were up 18%, in the professional sector the increase was over 40% reflecting the acquisition of new business, particularly in the legal and accounting segments. Future business development capacity continues to be enhanced with seven business development offices opened in 2003. Within our chosen niches, we are increasingly viewed by customers as offering a superior alternative to our competitors, based on our ability to deliver better value and service.

First Trust Bank, a full retail banking operation in Northern Ireland, reported a 10% profit increase to EUR 127 million. Loans and deposits were up 21% and 13% respectively with strong growth in home mortgages reflecting continuing increases in market share. Other income was up reflecting good growth in foreign exchange commissions. Focus on key markets was intensified, an example being our opening of a dedicated private banking branch, the first of its kind in Northern Ireland.



Divisional commentary

Capital Markets profit was up 12% excluding the sale of Govett and early retirement costs

                    "Good growth in Corporate Banking profit"

 "Management contracts of Govett sold to Gartmore Investment Management p.l.c."

              "Effective cost management across all business units"

                  "Lower risk positions in interest rate markets"


Capital Markets Global Treasury, Corporate Banking, Investment Banking, Asset Management and Allied Irish America ('AIA').


                                                                                  Year 2003
                                                                  Loss on    before loss on
                                                              disposal of       disposal of
                                                     Year    Govett/early      Govett/early
                                                     2003      retirement        retirement      Year
                                              as reported           costs             costs      2002    Underlying
Capital Markets profit and loss account             EUR m           EUR m             EUR m     EUR m      % change
Net interest income                                   312               -               312       313             4
Other income                                          362               -               362       381             1

Total operating income                                674               -               674       694             2
Operating expenses                                    387               -               387       402             2
Early retirement costs                                  3             (3)                 -         -             -
Total operating expenses                              390             (3)               387       402             2
Operating profit before provisions                    284               3               287       292             2
Provisions                                             46               -                46        63           -23

Operating profit                                      238               3               241       229             9
Share of operating profits of associated               10               -                10        10             -
undertakings
(Loss)/profit on disposal of businesses             (146)             153                 7         -             -

Profit on ordinary activities before                  102             156               258       239            12
taxation


Underlying  profit  before  taxation   increased  by  12%  reflecting  a  strong
performance in challenging market conditions.

Corporate Banking performed strongly with profits up 15% on the previous year. There was a particularly good operating profit performance from its international businesses where loan growth was strong, notably in acquisition and structured finance and in Great Britain and New York. Good growth in fee income was achieved, particularly in arrangement and underwriting fees. A third Collateralised Debt Obligation ('CDO'),'Galway Bay', was successfully launched during the year. AIB is now a leading CDO fund manager in Europe with loans under management of EUR 1.2 billion.

Notwithstanding very modest market risk positions, Global Treasury had a good performance and increased its profit contribution. Interest rate trading and bond management activities achieved substantially increased contributions.

Profit in Investment  Banking was lower where  revenues were impacted by subdued
merger  and   acquisition   activity   and  reduced   cross-border   structuring
transactions.

In Asset Management, a significant event was the sale of the majority of the management contracts of Govett to Gartmore Investment Management p.l.c. in November 2003. The net loss on disposal was primarily related to the write-off of goodwill on disposal.

Allied Irish America profit was higher, reflecting a good trading performance despite lower revenue from charitable fund raising activities. The support infrastructure was rationalised which will lead to future cost savings. The New York retail business was sold for a net profit of EUR 7 million after termination costs.

Provisions decreased due to a lower bad debt charge and a reduced level of equity write-downs compared to 2002.



Divisional commentary

Poland profit was EUR 20 million before restructuring costs, down 17%

          "Significantly lower interest rates reduced deposit margins"

                         "Strong growth in other income"

             "Reduced staff numbers, tight operating cost control"

  "Reduced non-performing loans, now 11% of loans and lower provision charge"


Poland Bank Zachodni WBK ('BZWBK'),in which AIB has a 70.5% shareholding, together with its subsidiaries and associates. BZWBK Wholesale Treasury and share of Investment Banking subsidiaries results are reported in Capital Markets division.


                                                                                  Year 2003
                                                     Year                            before
                                                     2003    Restructuring    restructuring      Year
                                              as reported            costs            costs      2002     Underlying
Poland profit and loss account                      EUR m            EUR m            EUR m     EUR m    % change(1)
Net interest income                                  175                -              175       263            -24
Other income                                         173                -              173       166             20

Total operating income                               348                -              348       429             -7
Operating expenses                                   298                -              298       341             -1
Restructuring and integration costs                   10             (10)                -         -              -
Total operating expenses                             308             (10)              298       341             -1

Operating profit before provisions                    40               10               50        88            -22
Provisions                                            31                -               31        46            -23

Operating profit                                       9               10               19        42            -22
Share of operating loss of associated                (3)                -              (3)       (1)              -
undertakings
Loss on disposal of property                           -                -                -       (2)              -
Profit on disposal of business                         4                -                4         -              -

Profit on ordinary activities before                  10               10               20        39            -17
taxation


In local currency terms profit was down 17% excluding restructuring costs. Net interest income was down 24% mainly due to the impact of lower interest rates on deposit margins. Customer demand for lending products increased in the second half-year with performing loans up 10% since 31 December 2002. Volume increases in home mortgage and commercial leasing portfolios were particularly good.

Other income growth was particularly strong at 20% reflecting good growth in credit, current account and card fees.

Operating expenses decreased by 1% reflecting the impact of cost base restructuring. Staff numbers were reduced by approximately 1,700 during 2003 and full year benefits can be expected in 2004. Other costs, excluding depreciation and restructuring costs, reduced by 12% reflecting tight operational cost management. The overall reduction in costs was achieved notwithstanding the commencement of full year depreciation of the new technology platform which amounted to EUR 19 million in 2003.

Since the merger of WBK and Bank Zachodni in 2001, restructuring of the cost base has reduced staff numbers by over 3,000 to approximately 7,800 in December 2003.

The provision charge was down 23% and as a percentage of average loans declined from 1.2% to 1.0%. Non-performing loans as a percentage of total loans declined to 11% from 15% at 31 December 2002.

The building of our Polish franchise is fundamentally complete, and we are well positioned to take advantage of the emerging growth trends that are now evident in the Polish economy.

The profit on disposal of business relates to the sale of Polsoft, a software development subsidiary.


(1) Percentage growth excludes restructuring costs and currency movements. As goodwill is a EUR denominated asset, goodwill amortisation is excluded when calculating trends on a constant currency basis.



Divisional commentary

Group

Group includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging in relation to the translation of foreign locations' profit, unallocated costs of enterprise technology and central services, the impact of FRS 17 and the contribution from AIB's share of approximately 22.5% in M&T Bank Corporation ('M&T').


                                                                       Year         Early    before early
                                                                       2003    retirement      retirement      Year
                                                                as reported         costs           costs      2002
Group profit and loss account                                         EUR m         EUR m           EUR m     EUR m
Net interest income                                                    (20)             -            (20)      (25)
Other finance income                                                     12             -              12        64
Other income                                                             38             -              38         -

Total operating income                                                   30             -              30        39
Operating expenses                                                       99             -              99        71
Early retirement costs                                                    4           (4)               -         -
Total operating expenses                                                103           (4)              99        71

Operating loss before provisions                                       (73)             4            (69)      (32)
Provisions                                                                8             -               8      (30)

Operating loss                                                         (81)             4            (77)       (2)
Share of operating profits of associated undertaking - M&T              136             -             136         -
Share of restructuring and integration costs in associated             (20)             -            (20)         -
undertaking - M&T
Amortisation of goodwill on acquisition of associated                  (42)             -            (42)         -
undertaking - M&T
Profit on disposal of property                                           17             -              17         -
Profit on disposal of business                                            1             -               1         -

Profit/(loss) on ordinary activities before taxation                     11             4              15       (2)


Excluding early retirement costs, Group reported a profit of EUR 15 million for the year to December 2003, compared with a loss of EUR 2 million for the year to December 2002.

Under FRS 17, there was lower other finance income from our pension fund assets due to declines in stock market valuations in 2002. Other income included EUR 28 million hedging profits in relation to foreign currency translation exposure.

Operating expenses were higher reflecting additional investments in information systems and risk and governance infrastructure and there were additional costs relating to the USA. The 2002 result included the release of EUR 40 million of the EUR 50 million additional unallocated credit provision created in 2001. In the current period, there was a profit of EUR 17 million from the sale of AIB's IFSC property.

AIB's share of M&T profit amounted to EUR 136 million, before restructuring costs and goodwill amortisation, for the 9 months from 1 April to 31 December 2003. Allfirst and M&T have been successfully integrated with significant cost savings anticipated going forward. This merged franchise is performing well, with AIB having an influential role at Board and management levels.



Divisional commentary

Allfirst profit was EUR 54 million for the period from 1 January to 31 March
2003


                                                    3 months to      Year
                                                  31 March 2003      2002
Allfirst profit and loss account                          EUR m     EUR m
Net interest income                                          87       516
Other income                                                103       446

Total operating income                                      190       962
Operating expenses                                          125       558
Restructuring and integration costs                           -        13
Total operating expenses                                    125       571

Operating profit before provisions                           65       391
Provisions                                                   11        95

Operating profit                                             54       296
Loss on disposal of property                                  -       (1)

Profit on ordinary activities before taxation                54       295


Allfirst - The profit and loss account includes Allfirst for the full year in 2002 and only the period from 1 January to 31 March in 2003. Net interest income for the quarter to 31 March 2003 reduced due to lower yields on investment securities following a restructuring of the portfolio in the fourth quarter of 2002, partly offset by securities gains of US$ 26 million reflected in other income.

Discontinued activities profit was EUR 68 million. This includes the Allfirst profit of EUR 54 million, hedging profits of EUR 4 million and some capital and pension adjustments attributed to discontinued activities that are reported in Group.

Notes

1    Accounting policies and presentation of financial information

The currency used in these accounts is the EUR which is denoted by 'EUR' or the symbol EUR.

Change in accounting policies

There are no changes to the accounting policies as set out on pages 42 to 46 of the Annual Report and Accounts for the year ended 31 December 2002 other than those arising from the implementation of UITF Abstract 37 'Purchases and sales of own shares' ('UITF 37') and UITF Abstract 38 'Accounting for Employee Share Option Plan ('ESOP') Trusts '('UITF 38').

The Group implemented UITF 37 in the preparation of its accounts for the year ended 31 December 2003 and comparative figures have been restated. Under UITF 37, no gain or loss is recognised in the consolidated profit and loss account, or statement of total recognised gains and losses, as a result of transactions by the parent company or its subsidiary companies in its own shares. In addition, the cost of shares acquired by a parent company or its subsidiary companies is deducted in arriving at consolidated shareholders' funds. The application of UITF37, has reduced profit before taxation for 2002 by EUR 3.3m (2001: nil) and reduced long-term assurance assets attributable to policyholders and shareholders' funds at 31 December 2002 by EUR 52m (2001: EUR 52m).

The Group implemented UITF 38 in the preparation of its accounts for the year ended 31 December 2003 and comparative figures have been restated. UITF 38 supersedes UITF 13 'Accounting for ESOP Trusts' and requires that until such time as the company's own shares held by an ESOP trust vest unconditionally in the employees, the consideration paid for the shares should be deducted in arriving at shareholders' funds. The application of UITF 38 reduced consolidated total assets and consolidated total shareholders' funds at 31 December 2002 by EUR 176m (2001: EUR 245m).

The change in accounting policies arising from UITF 37 and 38 has resulted in a prior year adjustment to shareholders' funds at 1 January 2001 of EUR 225m. Changes in presentation of financial information

The profit segments by division have been restated to reflect the following: (a) the movement of Allied Irish America from USA division to Capital Markets division; (b) the centralisation of the management of our Treasury operations in Poland to Capital Markets division; and (c) a change in the allocation of pension costs across business segments.

2 Acquisition of a strategic stake in M&T Bank Corporation. Disposal of Allfirst Financial Inc.

On 26 September 2002, AIB announced its agreement with M&T Bank Corporation ('M&T') whereby AIB's US subsidiary, Allfirst, would be acquired by M&T and AIB would receive 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T, together with US$ 886.1m in cash. The agreement allowed for the cash consideration to be reduced by the amount of a pre-close dividend from Allfirst to AIB. The transaction closed on 1 April 2003 and prior to closing a dividend of US$ 865.0m was declared and paid by Allfirst Financial Inc. Consequently, the cash consideration payable by M&T reduced to US$ 21.1m.

The transaction is accounted for in accordance with the Urgent Issue Task Force Abstract No.31 'Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or an associate' ('UITF31'). Under UITF 31, the transaction is accounted for as an exchange of 77.5% of Allfirst for 22.5% of M&T pre-merger. Under this approach, the 22.5% of Allfirst that is owned by AIB, both directly before the transaction and indirectly thereafter, is treated as being owned throughout the transaction. The total recognised gains arising from the transaction amounted to EUR 449m (after tax) and are reflected in the accounts as follows:-

Gain recognised on the disposal of Allfirst                          EUR m
Recognised in the profit and loss account                              (40)
Recognised in the statement of total recognised gains and losses        489
                                                                        449

The transaction gave rise to a profit before tax of EUR 1m (loss of EUR 40m after tax). In accordance with the requirements of UITF 31, the unrealised element of the gain, of EUR 489m, has been recognised in the statement of total recognised gains and losses.

Notes

2 Acquisition of a strategic stake in M&T Bank Corporation. Disposal of Allfirst Financial Inc. (continued)

The financial statements for the year ended 31 December 2003 reflect the income and expenses of Allfirst for the period to 31 March 2003. These have been reported as discontinued activities in the profit and loss account. From 1 April 2003, the Group accounted for its investment in the enlarged M&T as an associated undertaking. The Group's 22.5% share of the income before restructuring costs and taxes of the enlarged M&T is reflected in the Group consolidated profit and loss account within the caption 'Share of operating profits of associated undertakings'. The Group's share of the taxation charge for the enlarged M&T is included in the Group's taxation charge. The Group's share of restructuring and integration costs within the enlarged M&T amounted to EUR 20m (EUR 16m after taxation).

Accounting for the acquisition of the 22.5% interest in M&T

The Group's share of the assets and liabilities of M&T as at 1 April 2003 have been recorded at fair value in accordance with the accounting policies of the Group. The fair value of the consideration given represents the value of the 77.5% of Allfirst that is deemed to be transferred to M&T. The acquisition of the 22.5% interest in M&T comprised:


                                                                          EUR m
AIB Group's share of original book value of net tangible assets of M&T      453
Fair value and other adjustments                                          (137)
Fair value to AIB Group                                                     316
Goodwill arising on the acquisition of M&T                                1,181
Fair value of the consideration given                                     1,497


The acquisition has been accounted for in accordance with UITF 31. Acquisition accounting has been adopted in respect of the transaction and the fair value adjustments have been presented on a provisional basis. The figures have been translated at an exchange rate of EUR 1=US$ 1.0891, the exchange rate prevailing at 1 April 2003. Goodwill arising has been capitalised on the balance sheet within the caption 'Interests in associated undertakings', and is being written off over 20 years.

The contribution of the enlarged M&T from the date of acquisition to 31 December 2003 is as follows:


                                                            EUR m
Share of operating profits                                    136
Share of restructuring and integration costs                 (20)
Amortisation of goodwill                                     (42)
Contribution to Group profit before taxation                   74
Taxation                                                     (38)
Contribution to Group profit after taxation                    36



Notes
                                                                                                Year 31 December 2003
                           AIB Bank    AIB Bank    Capital    Poland          Group        Allfirst             Total
                                ROI       GB&NI    Markets
  3 Segmental                 EUR m       EUR m      EUR m     EUR m          EUR m           EUR m             EUR m
  information
  Operations by
  business segments(1)

  Net interest income         1,016         364        312       175           (20)              87             1,934

  Other income (incl.           389         165        362       173             50             103             1,242
  other finance income)

  Total operating             1,405         529        674       348             30             190             3,176
  income

  Total operating               759         275        390       308            103             125             1,960
  expenses(2)

  Provisions                     62          19         46        31              8              11               177

  Group operating               584         235        238         9           (81)              54             1,039
  profit/(loss)

  Share of operating
  profits/(losses) of
       associated                 -           -         10       (3)            136               -               143
  undertakings

  Share of
  restructuring and
  integration costs
       of associated              -           -          -         -           (20)               -              (20)
  undertaking

  Amortisation of
  goodwill on
  acquisition
       of associated              -           -          -         -           (42)               -              (42)
  undertaking

  Profit on disposal of          13           2          -         -             17               -                32
  property

  (Loss)/profit on                -           -      (146)         4              1               -             (141)
  disposals of
  businesses

  Group profit on
  ordinary activities
       before taxation          597         237        102        10             11              54             1,011

  Balance sheet

  Total loans                27,428      10,353     12,404     2,939            202               -            53,326
  Total deposits             24,572       7,881     29,318     4,222            202               -            66,195
  Total assets               34,101      11,643     28,365     5,301          1,550               -            80,960
  Total risk weighted        24,119      10,055     24,506     3,259            676               -            62,615
  assets
  Net assets(3)               1,904         794      1,934       257             53               -             4,942


                                                                                                Year 31 December 2002
                                                                                                       Restated(4)(5)
                           AIB Bank     AIBBank    Capital    Poland          Group        Allfirst             Total
                                ROI       GB&NI    Markets
                              EUR m       EUR m      EUR m     EUR m          EUR m           EUR m             EUR m
  Operations by
  business segments(1)
  Net interest income           921         363        313       263           (25)             516             2,351

  Other income (incl.           353         166        381       166             64             446             1,576
  other finance income)

  Total operating             1,274         529        694       429             39             962             3,927
  income

  Total operating               667         266        402       341             71             571             2,318
  expenses(2)

  Provisions                     55          22         63        46           (30)              95               251

  Group operating               552         241        229        42            (2)             296             1,358
  profit/(loss)

  Share of operating
  profits/(losses) of
       associated                 -           -         10       (1)              -               -                 9
  undertakings

  Profit/(loss) on                8           -          -       (2)              -             (1)                 5
  disposal of property

  Group profit/(loss)
  on ordinary
  activities
       before taxation          560         241        239        39            (2)             295             1,372

  Balance sheet

  Total loans                21,367       8,967     13,371     3,473            143          11,162            58,483
  Total deposits             22,522       7,449     24,482     5,014            132          12,591            72,190
  Total assets               27,186      10,158     26,618     6,261            126          15,472            85,821
  Total risk weighted        18,821       8,666     22,833     3,549            257          15,113            69,239
  assets
  Net assets(3)               1,136         523      1,378       215             16             912             4,180



  Notes
                                                                                                Year 31 December 2001
                                                                                                          Restated(4)
                               AIB Bank    AIBBank    Capital    Poland     Group             Allfirst          Total
                                    ROI    GB & NI    Markets
  3 Segmental information         EUR m      EUR m      EUR m     EUR m     EUR m                EUR m          EUR m
  (continued)
  Operations by business
  segments(1)

  Net interest income               843        336        258       261        10                  550          2,258

  Other income (incl. other         359        161        365       154        59                  395          1,493
  finance income)

  Total operating income          1,202        497        623       415        69                  945          3,751
  before exceptional item

  Total operating                   624        254        370       388        81                  567          2,284
  expenses(2)

  Provisions                         44         19         43         9        55                   34            204

  Group operating
  profit/(loss) before
       exceptional item             534        224        210        18      (67)                  344          1,263

  Share of operating
  profits/(losses) of
       associated                     -          -          6       (1)       (1)                    -              4
  undertakings

  Profit on disposal of               2          1          -         3         -                    -              6
  property

  Profit on disposal of               -          -          -         -        93                    -             93
  business

  Group profit on ordinary
  activities
       before taxation and          536        225        216        20        25                  344          1,366
  exceptional item

  Exceptional foreign                 -          -          -         -         -                (789)          (789)
  exchange dealing losses

  Group profit/(loss) on
  ordinary activities
       before taxation              536        225        216        20        25                (445)            577

  Balance sheet(5)

  Total loans                    17,797      7,784     13,894     4,646        97               13,227         57,445
  Total deposits                 21,016      7,015     21,770     5,968       116               16,928         72,813
  Total assets                   23,459      8,980     28,685     7,340       204               20,393         89,061
  Total risk weighted            15,987      7,542     23,136     3,992         -               18,201         68,858
  assets
  Net assets(3)                   1,057        499      1,530       264         -                1,204          4,554



  Notes
                                                                                                Year 31 December 2003
                                       Republic of       United     United    Poland           Rest of          Total
                                           Ireland    States of    Kingdom                   the world
                                                        America
  3 Segmental                                EUR m        EUR m      EUR m     EUR m             EUR m          EUR m
  information
  (continued)
  Operations by                     (6)
  geographical segments

  Net interest income                        1,155          121        465       193                 -          1,934

  Other finance income                          20          (2)        (6)         -                 -             12

  Other income                                 562          217        261       188                 2          1,230

  Total operating income                     1,737          336        720       381                 2          3,176

  Total operating                            1,056          210        369       322                 3          1,960
  expenses(2)

  Provisions                                    68           20         58        31                 -            177

  Group operating                              613          106        293        28               (1)          1,039
  profit/(loss)

  Share of operating profits of associated                  136          -         -                 -            143
  undertakings       7

  Share of restructuring and
  integration costs
       of associated                             -         (20)          -         -                 -           (20)
  undertaking

  Share of goodwill amortisation on
  acquisition
       of associated                             -         (42)          -         -                 -           (42)
  undertaking

  Profit on disposal of                         30            -          2         -                 -             32
  property

  Profit/(loss) on                               1            7      (153)         4                 -          (141)
  disposals of
  businesses

  Group profit/(loss) on ordinary
  activities
       before taxation                         651          187        142        32               (1)          1,011

  Balance sheet

  Total loans                               34,940        1,094     14,337     2,939                16         53,326
  Total deposits                            46,876        1,083     14,014     4,222                 -         66,195
  Total assets                              54,667        2,101     18,880     5,295                17         80,960
  Net assets(3)                              2,979          369      1,316       278                 -          4,942


                                                                                                Year 31 December 2002
                                                                                                          Restated(5)
                                       Republic of       United     United    Poland           Rest of          Total
                                           Ireland    States of    Kingdom                   the world
                                                        America
                                            EUR m        EUR m       EUR m     EUR m             EUR m          EUR m
  Operations by                     (6)
  geographical segments

  Net interest income                        1,050          563        455       283                 -          2,351

  Other finance income                          62          (2)          2         -                 -             62

  Other income                                 538          555        234       184                 3          1,514

  Total operating income                     1,650        1,116        691       467                 3          3,927

  Total operating                              924          676        363       351                 4          2,318
  expenses(2)

  Provisions                                    71          109         25        47               (1)            251

  Group operating profit                       655          331        303        69                 -          1,358

  Share of operating profits of associated                    -          -         -                 -              9
  undertakings 9

  Profit/(loss) on                               8          (1)          -       (2)                 -              5
  disposal of property

  Group profit on
  ordinary activities
       before taxation                         672          330        303        67                 -          1,372

  Balance sheet

  Total loans                               29,899       12,594     12,516     3,473                 1         58,483
  Total deposits                            37,944       14,453     14,779     5,014                 -         72,190
  Total assets                              45,151       17,629     16,769     6,271                 1         85,821
  Net assets(3)                              1,873        1,179        895       233                 -          4,180



  Notes
                                                                                                Year 31 December 2001
                                     Republic of       United     United    Poland                  Rest of     Total
                                         Ireland    States of    Kingdom                          the world
                                                      America
  3 Segmental information                  EUR m        EUR m      EUR m     EUR m                    EUR m     EUR m
  (continued)
  Operations by geographical
  segments(6)

  Net interest income                        889          627        450       289                        3     2,258

  Other finance income                        60            2          5         -                        -        67

  Other income before exceptional            590          426        246       165                      (1)     1,426
  item

  Total operating income before
       exceptional item                    1,539        1,055        701       454                        2     3,751

  Total operating expenses(2)                885          653        350       393                        3     2,284

  Provisions                                 132           44         19         9                        -       204

  Group operating profit/(loss)
       before exceptional item               522          358        332        52                      (1)     1,263

  Share of operating profits of
       associated undertakings                 4            -          -         -                        -         4

  Profit on disposal of property               2            -          1         3                        -         6
  (Loss)/profit on disposal of               (1)            -          -         -                       94        93
  business

  Group profit on ordinary activities before
       taxation before                       527          358        333        55                       93     1,366
  exceptional item

  Exceptional foreign exchange                 -        (789)          -         -                        -     (789)
  dealing losses

  Group profit/(loss) on ordinary activities
       before taxation                       527        (431)        333        55                       93       577

  Balance sheet(5)

  Total loans                             27,224       14,665     10,899     4,646                       11    57,445
  Total deposits                          33,062       19,078     14,705     5,968                        -    72,813
  Total assets                            42,095       22,444     17,168     7,342                       12    89,061
  Net assets(3)                            1,909        1,503        870       272                        -     4,554


(1) The business segment information is based on management accounts information. Income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.

(2) Includes restructuring and integration costs in continuing businesses (note 8(b)).

(3) The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

(4) The December 2002 and 2001 amounts have been restated to reflect the divisional restructure as discussed in Note 1.

(5)  The  figures  for  2002  and  2001  have  been   restated  to  reflect  the
     implementation of UITF Abstract 37 - Purchases and sales of own shares and UITF Abstract 38 - Accounting for ESOP Trusts (note 1).

(6) The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.

Notes


                                                                    2003        2002      2001
4 Other interest receivable and similar income                     EUR m       EUR m     EUR m
Interest on loans and advances to banks                              113         196       255
Interest on loans and advances to customers                        2,622       3,423     3,684
Income from leasing and hire purchase contracts                      163         188       209
                                                                   2,898       3,807     4,148
                                                                    2003        2002      2001
 Interest payable                                                   EUR m       EUR m     EUR m
Interest on deposits by banks and customer accounts                1,490       2,178     2,744
Interest on debt securities in issue                                 101         103       176
Interest on subordinated liabilities                                  47          83       133
Interest on reserve capital instruments                               38          38        35
                                                                   1,676       2,402     3,088


6 Dealing profits
                                                                                2002
                                                                    2003    Restated       2001
(a) Dealing profits (before exceptional losses)                    EUR m       EUR m      EUR m
Foreign exchange contracts                                            92          78        75
Profits less losses from securities held for trading purposes         23           7         2
Interest rate contracts                                               16        (11)        15
Equity index contracts                                                 4           -         -
                                                                     135          74        92

Dealing  profits  is a term  prescribed  by  the  European  Communities  (Credit
Institutions: Accounts) Regulations,1992.Dealing profits reflects trading income and excludes interest payable and receivable arising from these activities. Staff and other administrative expenses arising from trading activities are not included here but are included under the appropriate heading within administrative expenses (note 8(a)).

(b) Exceptional foreign exchange dealing losses

AIB accounted for the losses arising from the fraudulent foreign exchange trading activities at Allfirst Bank ('Fraud Losses') by way of an exceptional pre-tax charge of EUR 789m (of which EUR 341m related to prior periods) in its accounts for the year ended 31 December 2001. The losses occurred over a number of years as follows:- 2002: US$ 17.2m; 2001: US$ 373.3m; 2000:US$ 211.0m; 1999:
US$ 48.2m; 1998: US$ 12.4m; and 1997: US$ 29.1m.

The Group profit attributable to the ordinary shareholders of EUR 1,034m, for the year ended 31 December 2002, would reduce to EUR 1,016m if the Fraud Losses and associated costs which were charged in 2001 as part of the exceptional item, were taken into account.

Treatment of exceptional foreign exchange dealing losses for US reporting purposes

For US reporting purposes, the Fraud Losses are required to be charged in the years in which they occurred. Accordingly in Note 18 - Supplementary Group financial information for US reporting purposes, the Group profit attributable to stockholders of AIB is restated to reflect the Fraud Losses and associated costs in the periods in which they occurred.


Notes

                                                                         2003      2002      2001
7 Other operating income                                                EUR m     EUR m     EUR m
Profit on disposal of debt securities held for investment purposes         37       106        24
Profit on disposal of investments in associated undertakings                -         1         1
Profit/(loss) on disposal of equity shares                                  3        11       (3)
Contribution of life assurance company (note 16)                           60        57        84
Contribution from securitised assets                                        1         4         5
Mortgage origination and servicing income                                   2         7        10
Miscellaneous operating income                                             63        77        72
                                                                          166       263       193
8 Administrative expenses
                                                                         2003      2002      2001
(a) Staff and other administrative expenses                             EUR m     EUR m     EUR m
Staff costs                                                             1,157     1,391     1,348
Other administrative expenses                                             552       707       703
                                                                        1,709     2,098     2,051

                                                                         2003      2002      2001
(b) Restructuring and integration costs in continuing businesses        EUR m     EUR m     EUR m
Restructuring costs                                                     72(1)     13(2)         -
Integration costs                                                           -         -     38(3)
                                                                           72        13        38

(1) During 2003, BZWBK undertook a branch network restructuring process under which it is proposed to close 38 branches across Poland. A provision of EUR 10m was recorded in 2003 in respect of this process.

     AIB Group introduced an early retirement package in 2003. This is a voluntary programme and is available to certain staff over the age of 50 working in Ireland and Northern Ireland with staff located in the UK who have repatriation rights to Ireland also included. A provision of EUR 62m has been made in the 2003 accounts to cater for the terms and conditions of the package. EUR 41m of this amount forms part of the retirement benefit past service cost.

(2) Allfirst introduced an early retirement program in August 2002 for certain qualifying employees which provided additional service credits for those employees who retired on 1 December 2002. The charge of EUR 13m in 2002 relates to the cost of the enhanced benefits that were provided to the employees who retired. This also forms part of the retirement benefit past service cost.

(3) The charge of EUR 38min 2001 relates to the costs of integration of Bank Zachodni S.A. (Group interest 83.01%) with Wielkopolski Bank Kredytowy S.A. (Group interest 60.14%) through a share for share offering.


                                                                   2003      2002      2001
9 Amounts written off/(written back) fixed asset investments      EUR m     EUR m     EUR m
Equity shares                                                         3        36       (1)
Interests in associated undertakings                                  -         -         1

                                                                     16        55         6

Notes

10   (Loss)/profit on disposal of businesses

2003

The loss on disposal of businesses from continuing activities of EUR 142m relates to the loss on disposal of Govett of EUR 153m,offset by the profit on disposal of the AIB New York retail branch of EUR 7m (tax charge EUR 3m) and the profit on disposal of Polsoft of EUR 4m (tax charge EUR 1m).

On 4 November 2003, AIB announced that it had reached an agreement with Gartmore Investment Management p.l.c. (Gartmore) to sell the management contracts of Govett, its UK based asset management business. The UK and Singapore operations of Govett will be wound down following completion of the sale in March 2004. Certain management contracts ware excluded from the sale and will be managed by AIB's Irish based asset management company, AIB Investment Managers (AIB IM). The operations of AIB IM were otherwise unaffected by this transaction.

Total consideration for the business is expected to be EUR 17m and is payable in cash. The consideration is made up of an initial payment of EUR 6m plus a series of payments based on the level of fees earned by Gartmore on the Govett management contracts over the following three years. The initial payment of EUR 6m is reflected in the financial statements for the year ended 31 December 2003.

The transaction gave rise to a loss on disposal of EUR 153m in profit and loss account in the financial statements for the year ended 31 December 2003. The loss on disposal was made up of the EUR 6m consideration less goodwill previously written off of EUR 139m and one off closure costs of EUR 20m. The goodwill of EUR 139m was previously written off to reserves on the purchase of Govett, in 1995. The after tax loss is EUR 152m. The financial statements for the year ended 31 December 2003 also reflect the income and expenses for Govett for the period as part of continuing activities, which amounted to a loss before tax of EUR 12m.

2001

In August 2001, AIB's interests in Keppel Capital Holdings Ltd. were sold to Oversea-Chinese Banking Corporation Limited, giving rise to a profit before taxation on disposal of EUR 93m (tax charge EUR nil).


                                               2003      2002      2001
11 Taxation                                   EUR m     EUR m     EUR m
Allied Irish Banks, p.l.c. and subsidiaries
Corporation tax in Republic of Ireland
Current tax on income for the period(1)          173        81        88
Adjustments in respect of prior periods            4       (7)       (6)
                                                 177        74        82
Double taxation relief                          (49)       (4)      (17)
                                                 128        70        65
Foreign tax
Current tax on income for the period             210       212        64
Adjustments in respect of prior periods            -       (4)       (8)
                                                 210       208        56
Total current tax                                338       278       121
Deferred tax
Origination and reversal of timing differences  (54)        21      (66)
Other                                            (5)         6         -
Total deferred tax                              (59)        27      (66)
Associated undertakings                           39         1         -
Taxation on ordinary activities                  318       306        55
Effective tax rate                              31.4%     22.3%      9.5%
Effective tax rate - adjusted(2)                24.0%     22.3%     24.2%


(1) The December 2003 figure includes a charge of EUR 29.5m in relation to the Irish Government bank levy.

(2) The adjusted effective tax rate has been presented to eliminate the disposal of Govett and the withholding tax on the Allfirst dividend in 2003 and the effect of the exceptional foreign exchange dealing losses in 2001 (note 6(b)).


Notes
                                                                                 2002
12 Earnings per euro0.32 ordinary share                        2003          Restated             2001
(a) Basic
Group profit attributable to the ordinary                 EUR  677m        EUR 1,034m        EUR  484m
shareholders(1)
Weighted average number of shares in issue                   859.6m            868.7m           861.4m
during the year(1)
Earnings per share                                        EUR 78.8c        EUR 119.1c        EUR 56.2c


(1) In accordance with FRS 14 - 'Earnings per share', dividends arising on the shares held by the employee share trusts are excluded in arriving at profit before taxation and deducted from the aggregate of dividends paid and proposed. The shares held by the trusts are excluded from the calculation of weighted average number of shares in issue.


                                                                                Earnings per EUR 0.32 ordinary share

                                                                       2003                        2002        2001
                                                                                               Restated    Restated
(b) Adjusted                                                                    cent per EUR 0.32 share
As reported                                                            78.8                       119.1        56.2
Adjustments
Goodwill amortisation                                                   8.4                         3.6         3.6
Impact of Govett disposal on profit and                                17.6                           -           -
loss account
Impact of Allfirst disposal on profit                                   4.7                           -           -
and loss account
Impact of disposal of interests in                                        -                           -      (10.8)
Keppel Capital Holdings Ltd.
Exceptional foreign exchange dealing                                      -                           -        59.6
losses (note 6(b))
                                                                      109.5                       122.7       108.6

The adjusted earnings per share figure has been presented to eliminate the effect of the goodwill amortisation in all years, the impact of the Govett and Allfirst disposals in 2003 and the impact of the disposal of the Group's interests in Keppel Capital Holdings Ltd. and exceptional foreign exchange dealing losses in 2001.


(c) Diluted                                                                             2003     2002     2001
                                                                             Number of shares (millions)
Weighted average number of shares in issue during the period                           859.6    868.7    861.4
Dilutive effect of options outstanding                                                   4.7      8.4      5.7
Diluted                                                                                864.3    877.1    867.1


The weighted average number of ordinary shares reflects the dilutive effect of options outstanding under the employee share trusts, the Share option scheme and the Allfirst Financial Inc. stock option plan up to the date of disposal of Allfirst.


Notes
                                                                                 2003      2002
13 Loans and advances to customers                                              EUR m     EUR m
Loans and advances to customers                                                47,828    50,244
Amounts receivable under finance leases                                         1,636     2,143
Amounts receivable under hire purchase contracts                                  873       834
Money market funds                                                                153       226
                                                                               50,490    53,447

                                                                                 2003      2002
                                                                                EUR m     EUR m
Loans accounted for on a non-accrual basis (including loans where interest is accrued but provisions have been made against it)
AIB Bank ROI division                                                             209       194
AIB Bank GB & NI division                                                          84        88
Capital Markets division                                                           82       115
Poland division                                                                   332       486
USA division                                                                        -       107
                                                                                  707       990
                                                                                 2003      2002

14 Provisions for bad and doubtful debts                                        EUR m     EUR m
At 1 January                                                                      862     1,009
Exchange translation adjustments                                                 (51)      (86)
Disposal of subsidiary undertaking                                              (135)         -
Disposed loans                                                                      -       (2)
Charge against profit and loss account                                            152       194
Amounts written off                                                             (182)     (279)
Recoveries of amounts written off in previous years                                18        26
At 31 December                                                                    664       862
At 31 December
Specific                                                                          348       435
General                                                                           316       427
                                                                                  664       862
Amounts include:
Loans and advances to banks                                                         2         2
Loans and advances to customers                                                   662       860
                                                                                  664       862


Notes

                                                                                       2003               2002
                                                                             Book    Market      Book   Market
                                                                           amount     value    amount    value
15 Debt securities                                                          EUR m     EUR m     EUR m    EUR m
Held as financial fixed assets
Issued by public bodies:
Government securities                                                      5,237     5,346     4,931     5,101
Other public sector securities                                               562       569     2,503     2,533
Issued by other issuers:
Bank and building society certificates of deposit                            589       588       124       124
Other debt securities                                                      6,057     6,122     5,888     5,932
                                                                          12,445    12,625    13,446    13,690
Held for trading purposes
Issued by public bodies:
Government securities                                                        630                 833
Other public sector securities                                                85                  73
Issued by other issuers:
Bank and building society certificates of deposit                              -                  45
Other debt securities                                                      4,967               3,807
                                                                           5,682               4,758

                                                                          18,127              18,204

16 Long-term assurance business

Income from long-term assurance business included in the profit and loss account can be divided into those items comprising operating profit of the business and other items as set out below.


                                                                                                   2003      2002
Income from Ark Life's long-term assurance business                                               EUR m     EUR m
New business contribution                                                                            39        60
Contribution from existing business
    - expected return                                                                                24        25
    - experience variances                                                                           (1)        2
Investment returns                                                                                     4        2
Distribution costs                                                                                  (15)      (20)
Operating profit                                                                                      51        69
Other items:
Change in value of future unit linked fees                                                             3      (32)
Changes in economic assumptions                                                                        -        17
Exceptional items                                                                                      6         3
Income from long-term assurance business before tax                                                    60       57
Attributable tax                                                                                        8        9
Income from long-term assurance business after tax                                                     52       48


Notes

16   Long-term assurance business (continued)

The assets and liabilities of Ark Life representing the value of the assurance business together with the policyholders' funds are:

                                                            2003       2002
                                                           EUR m      EUR m
Investments:
Cash and short-term placings with banks                    1,546      1,250
Debt securities                                              239        223
Equity shares                                              1,179        849
Property                                                      45         42
                                                           3,009      2,364
Embedded value adjustment                                    167        153
Other assets - net                                            98         61
                                                           3,274      2,578
Long-term assurance liabilities to policyholders         (2,869)    (2,226)
Long-term assurance business attributable to shareholders    405        352
Represented by:
Shares at cost                                                19         19
Reserves                                                     376        326
Profit and loss account                                       10          7
                                                             405        352

Presentation in the Group balance sheet

Under UITF 37, holdings of shares in Allied Irish Banks, p.l.c., (by the parent or subsidiary companies), for any reason, are deducted in arriving at shareholders' funds. At 31 December 2003, shares in AIB with a value of EUR 59m (2002: EUR 52m; 2001: EUR 52m) were held within the long-term business funds to meet the liabilities to policyholders.

Long-term assurance assets attributable to policyholders are presented in the Group balance sheet net of the carrying value of the shares in AIB held within the fund. Group shareholders' funds have been reduced by a similar amount.


                                                     2003      2002
17 Customer accounts                                EUR m     EUR m

Current accounts                                   14,657    16,428
Demand deposits                                     6,788    10,333
Time deposits                                      19,539    21,855
                                                   40,984    48,616
Securities sold under agreements to repurchase          -       703
Other short-term borrowings                         3,628     3,657
                                                    3,628     4,360
                                                   44,612    52,976

Notes

18   Supplementary Group financial information for US reporting purposes

For convenience purposes this note contains translations of certain EUR amounts into US dollars at the rate of EUR 1.00 to US$ 1.2630, the year end translation rate used in the preparation of the Group's financial statements. These translations should not be construed as representations that the EUR amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated.


                                                                             2003      2003        2002        2001
                                                                                               Restated
                                                                             US $       EUR         EUR         EUR
Per American Depositary Share ('ADS')
Net income for US reporting purposes                                         1.99      1.58        2.34        1.70
Dividend(1)                                                                  1.33      1.05        0.98        0.88
Net assets for US reporting purposes                                        14.52     11.50        9.62       10.62
Amounts in accordance with US GAAP
Net income                                                                 1,924m    1,523m        926m        630m
Net income attributable to ordinary stockholders                           1,917m    1,518m        918m        615m
Net income per ADS                                                           4.46      3.53        2.11        1.43
Net assets per ADS                                                          17.55     13.90       13.61       13.15


(1) The actual dividend payable to US stockholders will depend on the EUR/US $ exchange rate prevailing.

                                                                             2003      2003        2002        2001
                                                                                               Restated    Restated
Summary of consolidated balance sheet                                      US $ m     EUR m       EUR m       EUR m
Amounts in accordance with IR GAAP
Total assets                                                              102,253    80,960      85,821      89,061
Ordinary stockholders' equity                                               6,242     4,942       4,180       4,554
Total loans                                                                67,352    53,326      58,483      57,445
Total deposits                                                             83,604    66,195      72,190      72,813
Amounts in accordance with USGAAP
Total assets                                                              100,491    79,565      86,432      88,560
Ordinary stockholders' equity                                               7,543     5,972       5,911       5,664


Exceptional foreign exchange dealing losses

As set out in Note 6(b), in accordance with Irish Generally Accepted Accounting Principles (IR GAAP) the total costs arising from the fraud in Allfirst Treasury have been reflected by way of an exceptional charge of EUR 789m (after tax EUR
513m) in the accounts for the year ended December 31, 2001.

Under US reporting requirements, the filing of AIB's 2001 financial statements by way of Annual Report on Form 20-F constituted a reissue of the financial statements for prior years. The US Securities and Exchange Commission requires all material errors in respect of prior years to be accounted for and reported as prior year adjustments, in the years in which they occurred. Accordingly, in AIB's Annual Report on Form 20-F for December 2001, the Fraud Losses were charged in the years in which they occurred and this approach has been reflected in the financial information provided in this note.

Notes

18   Supplementary  Group  financial   information  for  US  reporting  purposes
     (continued)

Exceptional foreign exchange dealing losses (continued)

The following tables reflect the reconciliation of the net income attributable to ordinary stockholders and consolidated ordinary stockholders' equity, as reported under Irish legislation to the amounts restated to meet US reporting purposes.


                                                         2002        2001
                                                     Restated
Net income attributable to ordinary stockholders        EUR m       EUR m
Per Irish Legislation Accounts                          1,034         484
Adjustments:
Exceptional foreign exchange dealing losses              (18)         372
Administration expenses                                  (10)           6
Taxation                                                   10       (132)
For US reporting purposes                               1,016         730

                                                         2002        2001
                                                     Restated    Restated
Consolidated ordinary stockholders'equity               EUR m       EUR m
Per Irish Legislation Accounts                          4,180       4,554
Adjustments:
Cumulative impact of recognition
of losses in period they occurred                           -          20
For US reporting purposes                               4,180       4,574


Notes

18   Supplementary  Group  financial   information  for  US  reporting  purposes
     (continued)

Reconciliation of alternative presentation to US GAAP

The Group financial statements conform with accounting principles generally accepted in Ireland. The following tables provide the significant adjustments to the consolidated net income (Group profit attributable to the stockholders of AIB) and consolidated ordinary stockholders' equity, which would be required if accounting principles generally accepted in the United States (US GAAP) had been applied instead of those generally accepted in Ireland (IR GAAP).

                                                                                           Year ended December 31
                                                            2003                           2002             2001
Consolidated net income                                                                Restated
                                                                                (millions except per share amounts)
Net income (Group profit
attributable to the stockholders
of AIB)
as in the consolidated
profit and loss account under
alternative
presentation (page 39)                                EUR    677                   EUR    1,016  EUR         730
Adjustments in respect of:
Depreciation of freehold and                                   2                              2                5
long leasehold property
Long-term assurance policies                                (13)                           (27)             (48)
Goodwill                                                      30                              4            (110)
Premium on core deposit                                      (1)                            (5)              (7)
intangibles
Retirement benefits                                            7                            (5)               53
Dividends on non-equity                                        5                              8               15
shares
Securities held for hedging                                    1                            (3)             (24)
purposes
Internal use computer                                        (1)                              1                6
software
Derivatives FAS 133                                            -                              -              122
transition adjustment(1)
Derivatives FAS 133                                           11                           (82)            (107)
adjustment
Gain recognised on the                                       832                              -                -
disposal of businesses
Share of income of                                            33                              -                -
associated undertakings
Deferred tax effect of the                                  (60)                             17              (5)
above adjustments
Net income in accordance with US                    EUR    1,523                     EUR    926       EUR    630
GAAP
Net income applicable to ordinary                   EUR    1,518                     EUR    918       EUR    615
stockholders of AIB in accordance
with US GAAP
Equivalent to                                       US$    1,917
Income per American Depositary                      EUR     3.53                     EUR   2.11       EUR   1.43
Share (ADS*) in accordance with
US GAAP
Equivalent to                                       US$     4.46
Year end exchange rate EUR/US $                           1.2630
*An American Depositary Share
represents two ordinary shares of
euro0.32 each.


                                                                                          Year ended December 31
                                                            2003                           2002             2001
Comprehensive income                                                                   Restated
                                                                                          (millions)
Net income in accordance with                       EUR    1,523                  EUR       926       EUR    630
USGAAP
Net movement in unrealized
holding gains on investment
securities
arising during the period                                   (41)                             84              120
Derivatives FAS 133 transition                                 -                              -               41
adjustment(1)
Exchange translation adjustments                           (501)                          (480)              214
Comprehensive income                                EUR      981                  EUR       530       EUR  1,005


(1) Cumulative effect of the change in accounting principle for derivatives and hedging activities.

Notes

18   Supplementary  Group  financial   information  for  US  reporting  purposes
     (continued)



                                                                     2003                 2002                 2001
Consolidated ordinary stockholders'                                                   Restated             Restated
equity
                                                                               (millions except per share amounts)
Ordinary stockholders' equity as in
the consolidated balance sheet
under alternative presentation                               EUR    4,942           EUR  4,180           EUR  4,574
(page 39)
Revaluation of property                                             (168)                (201)                (204)
Depreciation of freehold and long                                    (27)                 (27)                 (27)
leasehold property
Goodwill                                                              223                  925                1,070
Core deposit intangibles                                                -                   12                   19
Dividends payable on ordinary shares                                  296                  284                  250
Dividends on non-equity shares                                          1                    1                    1
Long-term assurance policies                                        (276)                (263)                (236)
Unrealized gains/(losses) not yet
recognised on:
Available-for-sale debt                                               180                  244                  169
securities
Available-for-sale equity                                              14                   15                    -
securities
Securities held for hedging purposes                                  (3)                  (4)                  (1)
Derivatives FAS 133 adjustment                                       (16)                 (79)                    5
Retirement benefits                                                   899                1,012                   77
Internal use computer software                                         18                   18                   17
Other recognised gains/(losses) in                                      2                    -                    -
associated undertaking
Share of income of associated                                          33                    -                    -
undertaking
Deferred tax effect of the above                                    (146)                (206)                 (50)
adjustments
Ordinary stockholders' equity in                            EUR     5,972           EUR  5,911           EUR  5,664
accordance with US GAAP
Equivalent to                                               US$     7,543
Ordinary stockholders' equity per ADS                       EUR     13.90           EUR  13.61           EUR  13.15
in accordance with USGAAP
Equivalent to                                               US$     17.55
Ordinary stockholders' equity per ADS                       EUR     11.50           EUR   9.62           EUR  10.62
in accordance with IR GAAP
Equivalent to                                               US$     14.52


Notes

19   Average balance sheets and interest rates

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the years ended 31 December 2003 and 2002. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group.


                                 Year ended 31 December 2003                  Year ended 31 December 2002
                        Average                Interest   Average    Average               Interest    Average
                        balance                              rate    balance                              rate
Assets                    EUR m                  EUR m          %      EUR m                  EUR m          %
Placings with banks
Domestic offices          3,138                     85        2.7      3,388                    103        3.0
Foreign offices             770                     27        3.5      1,884                     81        4.3
Loans to customers(1)
Domestic offices         28,361                  1,352        4.8     23,530                  1,360        5.8
Foreign offices          18,642                  1,012        5.4     26,369                  1,573        6.0
Placings with banks and
loans to customers(1)
Domestic offices         31,499                  1,437        4.6     26,918                  1,463        5.4
Foreign offices          19,412                  1,039        5.4     28,253                  1,654        5.9
Funds sold
Domestic offices              -                      -          -          -                      -          -
Foreign offices             288                      4        1.3        744                     12        1.6
Debt securities and
government bills
Domestic offices         11,278                    397        3.5      9,850                    401        4.1
Foreign offices           6,006                    315        5.3      9,311                    550        5.9
Instalment credit and
finance lease receivables
Domestic offices          1,902                    108        5.7      1,895                    115        6.1
Foreign offices             826                     55        6.7      1,280                     73        5.7
Total interest earning
assets
Domestic offices         44,679                  1,942        4.3     38,663                  1,979        5.1
Foreign offices          26,532                  1,413        5.3     39,588                  2,289        5.8
                         71,211                  3,355        4.7     78,251                  4,268        5.5
Allowance for loan losses (741)                                        (956)
Non-interest earning      6,766                                        8,962
assets
Total assets             77,236                  3,355        4.3     86,257                  4,268        4.9
Percentage of assets
applicable to
foreign activities                                           37.9                                         51.6


(1) Loans to customers include money market funds. Non-accrual loans and loans classified as problem loans are also included within this caption

Notes

19   Average balance sheets and interest rates (continued)


                                    Year ended 31 December 2003                Year ended 31 December 2002
                          Average              Interest    Average    Average              Interest    Average
                          balance                             rate    balance                             rate
Liabilities and             EUR m                 EUR m          %      EUR m                 EUR m          %
stockholders' equity
Interest bearing deposits
and
other short-term
borrowings
Domestic offices           36,836                   727        2.0     31,005                   837        2.7
Foreign offices            21,230                   606        2.9     30,326                   935        3.1
Funds purchased
Domestic offices                -                     -          -          -                     -          -
Foreign offices               264                     3        1.2      1,489                    24        1.6
Subordinated liabilities
Domestic offices            1,682                    78        4.7      1,642                    85        5.2
Foreign offices               132                     7        5.2        682                    36        5.3
Total interest bearing
liabilities
Domestic offices           38,518                   805        2.1     32,647                   922        2.8
Foreign offices            21,626                   616        2.8     32,497                   995        3.1
                           60,144                 1,421        2.4     65,144                 1,917        2.9
Interest-free liabilities
Current accounts            7,798                                      10,764
Other liabilities           4,219                                       5,444
Minority equity and           191                                         285
non-equity interests
Preference share capital      215                                         253
Ordinary stockholders'      4,669                                       4,367
equity
Total liabilities and      77,236                 1,421        1.8     86,257                 1,917        2.2
stockholders' equity
Percentage of liabilities
applicable to
foreign activities                                            35.6                                        50.0


                                                                                               Contract amount
                                                                                               2003       2002
20 Memorandum items: contingent liabilities and commitments                                  EUR m       EUR m
Contingent liabilities:
Acceptances and                                                                                  12         72
endorsements
Guarantees and assets pledged as collateral security                                          4,157      5,292
Other contingent                                                                                722      1,027
liabilities
                                                                                              4,891      6,391
Commitments:
Commitments arising out of sale and option to resell                                              -      2,062
transactions
Other commitments                                                                            13,932     17,890
                                                                                             13,932     19,952

                                                                                             18,823     26,343

The Group's maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

Notes

20   Memorandum items: contingent liabilities and commitments (continued)

The following table presents the notional principal amount and gross replacement cost of interest rate, exchange rate and equity contracts.


                                                           31 December 2003                   31 December 2002
                                                    Notional          Gross            Notional          Gross
                                                   principal    replacement           principal    replacement
                                                      amount           cost              amount           cost
                                                       EUR m          EUR m               EUR m          EUR m
Interest rate contracts(1)                            99,781          1,030             110,529          1,913
Exchange rate contracts(1)                            15,565            501              21,046            546
Equity contracts(1)                                    2,445             73               2,037             27


(1) Interest rate, exchange rate and equity contracts have been entered into for both hedging and trading purposes.

In respect of interest rate and exchange rate contracts, notional principal amounts are used to express the volume of these transactions. However, the amounts subject to risk are much lower in accordance with the terms of the contracts. Credit risk arises when market movements are such that the deal has positive value to the Group so that a cost would be incurred if the contract had to be replaced in the event of counterparty default. The sum of these positive values is known as gross replacement cost and does not reflect the netting of offsetting positions.

21   Form 20-F

An annual report on Form 20-F will be filed with the Securities and Exchange Commission, Washington D.C. and, when filed, will be available to shareholders on application to the Company Secretary.

22   Approval of accounts

The accounts were approved by the board of directors on 23 February 2004.


Financial and other information

Financial and other information                       2003        2002
Operating ratios
Operating expenses(1)/operating income               59.4%    58.7%(2)
Tangible operating expenses(3)/operating income      58.5%    57.9%(2)
Other income(4)/operating income                     39.1%    40.1%(2)
Net interest margin:
Group                                                2.72%       3.00%
Domestic                                             2.54%       2.73%
Foreign                                              3.00%       3.27%
Rates of exchange
EUR /US $
Closing                                             1.2630      1.0487
Average                                             1.1346      0.9458
EUR /Stg GBP
Closing                                             0.7048      0.6505
Average                                             0.6901      0.6282
EUR /PLN
Closing                                             4.7019      4.0210
Average                                             4.4157      3.8473


(1) Excludes restructuring costs of EUR 72.4m and EUR 13.3m, in 2003 and 2002, respectively.

(2) The figures for 2002 have been restated to reflect the implementation of UITF Abstract 37 - Purchases and sales of own shares. (3)Excludes amortisation of goodwill of EUR 30.8m (2002: EUR 31.7m) and restructuring/ integration costs of EUR 72.4m (2002: EUR 13.3m). (4)Other income includes other finance income.


                                             2003      2002
Capital adequacy information                EUR m     EUR m
Risk weighted assets
Banking book:
On balance sheet                           48,831    53,961
Off-balance sheet                           8,602    11,521
                                           57,433    65,482
Trading book:
Market risks                                4,566     3,099
Counterparty and settlement risks             616       658
                                            5,182     3,757
Total risk weighted assets                 62,615    69,239
Capital
Tier 1                                      4,451     4,806
Tier 2                                      2,439     2,522
                                            6,890     7,328
Supervisory deductions                        389       341
Total                                       6,501     6,987


Additional financial information

The following consolidated profit and loss account for the year ended 31 December 2002, as well as the consolidated balance sheet for 31 December 2002 on page 47, have been presented to facilitate comparisons to the financial statements presented in this report.

                                                                                       Year ended 31 December 2002
                                                                                                          Restated
                                                                            Continuing    Discontinued
                                                                            activities      activities       Total
                                                                                 EUR m           EUR m       EUR m
Interest receivable:
Interest receivable and similar income arising from
debt securities and other fixed income                                              783             163         946
securities
Other interest receivable and similar income                                      3,164             643       3,807
Less: interest payable                                                          (2,117)           (285)     (2,402)
Net interest income                                                               1,830             521       2,351
Other finance income                                                                 63             (1)          62
Other income                                                                      1,055             459       1,514
Total operating income                                                            2,948             979       3,927
Total operating expenses                                                          1,747             571       2,318
Group operating profit before provisions                                          1,201             408       1,609
Provisions for bad and doubtful debts                                               110              84         194
Provisions for contingent liabilities and commitments                                 2               -           2
Amounts written off fixed asset investments                                          43              12          55
Group operating profit                                                            1,046             312       1,358
Share of operating profits of associated undertakings                                 9               -           9
Profit on disposal of property                                                        6             (1)           5
Group profit on ordinary activities
before taxation                                                                   1,061             311       1,372
Taxation on ordinary activities                                                     232              74         306
Group profit on ordinary activities
after taxation                                                                      829             237       1,066
Equity and non-equity minority interests
in subsidiaries                                                                      20               4          24
Dividends on non-equity shares                                                        8               -           8
                                                                                     28               4          32
Group profit attributable to the ordinary
shareholders of Allied Irish Banks, p.l.c.                                          801             233       1,034
Dividends on equity shares                                                                                      429
Transfer to reserves                                                                                             45
                                                                                                                474
Profit retained                                                                                                 560



Additional financial information (continued)


                                                                                        Year ended 31 December 2002
                                                                                                           Restated
                                                              Continuing                   Discontinued
                                                              activities                     activities       Total
                                                                   EUR m                          EUR m       EUR m
Assets
Cash and balances at central banks                                   996                            180       1,176
Items in course of collection                                        330                            841       1,171
Central government bills and other eligible bills                     11                             13          24
Loans and advances to banks                                        3,364                          1,424       4,788
Loans and advances to customers                                   43,708                          9,739      53,447
Securitised assets - net                                           1,002                              -       1,002
Less: non-returnable proceeds                                      (754)                              -       (754)
                                                                     248                              -         248
Debt securities                                                   16,046                          2,158      18,204
Equity shares                                                        161                             85         246
Interests in associated undertakings                                  31                              -          31
Intangible fixed assets                                              457                              -         457
Tangible fixed assets                                                954                            224       1,178
Other assets                                                         679                            474       1,153
Deferred taxation                                                     95                            150         245
Prepayments and accrued income                                       791                            136         927
Long-term assurance business attributable to shareholders            352                              -         352
                                                                  68,223                         15,424      83,647
Long-term assurance assets attributable to policyholders           2,174                              -       2,174
                                                                  70,397                         15,424      85,821
Liabilities
Deposits by banks                                                 14,883                          1,254      16,137
Customer accounts                                                 41,894                         11,082      52,976
Debt securities in issue                                           2,159                            918       3,077
Other liabilities                                                  2,458                            133       2,591
Accruals and deferred income                                         725                            104         829
Pension liabilities                                                  443                             94         537
Provisions for liabilities and charges                                49                             11          60
Deferred taxation                                                    116                            411         527
Subordinated liabilities                                           1,605                            567       2,172
Equity and non-equity minority interests in subsidiaries             181                             93         274
Total liabilities                                                 64,513                         14,667      79,180
                                                                                                              4,415
Shareholders' funds including non-equity interests
                                                                                                             83,595
Long-term assurance liabilities to policyholders                                                              2,226
                                                                                                             85,821
Five year financial summary


                                                                                               Year ended 31 December
      2003   Summary of consolidated                     2003      2002      2001                      2000      1999
     US $m   profit and loss account                    EUR m     EUR m     EUR m                     EUR m     EUR m
     2,443   Net interest income before exceptional     1,934     2,351     2,258                     2,022     1,770
             items
         -   Deposit interest retention tax                 -         -         -                     (113)         -
     2,443   Net interest income after exceptional      1,934     2,351     2,258                     1,909     1,770
             items
        15   Other finance income                          12        62        67                        71        71
     1,554   Other income before exceptional            1,230     1,514     1,426                     1,304     1,052
             item(1)
         -   Exceptional foreign exchange dealing           -         -     (789)                         -         -
             losses
     4,012   Total operating income after               3,176     3,927     2,962                     3,284     2,893
             exceptional items
     2,476   Total operating expenses                   1,960     2,318     2,284                     1,997     1,658
     1,536   Group operating profit before              1,216     1,609       678                     1,287     1,235
             provisions
       224   Provisions                                   177       251       204                       134        92
     1,312   Group operating profit                     1,039     1,358       474                     1,153     1,143
       181   Share of operating profits of                143         9         4                         3         3
             associated undertakings
             Share of restructuring & integration
             costs in
      (25)        associated undertaking                 (20)         -         -                         -         -
             Amortisation of goodwill on
             acquisition of
      (53)        associated undertaking                 (42)         -         -                         -         -
        40   Profit on disposal of property                32         5         6                         5         2
     (178)   (Loss)/profit on disposal of               (141)         -        93                         -        15
             businesses
     1,277   Group profit before taxation               1,011     1,372       577                     1,161     1,163
       402   Taxation on ordinary activities              318       306        55                       319       333
        14   Equity and non-equity minority                11        24        23                        38        28
             interests
         6   Dividends on non-equity shares                 5         8        15                        20        16
             Group profit attributable to the
             ordinary
       855   shareholders of Allied Irish Banks,          677     1,034       484                       784       786
             p.l.c.
       572   Dividends on equity shares                   452       429       380                       335       288
       1.5   Dividend cover - times                       1.5       2.4       1.3                       2.3       2.7
     99.5c   Earnings per EUR 0.32 share - basic           78.8c    119.1c     56.2c                     91.6c     92.5c
    138.3c   Earnings per EUR 0.32 share -                109.5c    122.7c    108.6c                    106.7c     93.5c
             adjusted
     99.0c   Earnings per EUR 0.32 share - diluted         78.4c    117.9c     55.9c                     91.0c     91.6c

                                                                                               Year ended 31 December
      2003   Summary of consolidated                     2003      2002      2001                      2000      1999
     US $m   balance sheet                              EUR m     EUR m     EUR m                     EUR m     EUR m
   102,253   Total assets(1)                           80,960    85,821    89,061                    80,318    67,790
    67,352   Total loans                               53,326    58,483    57,445                    50,239    43,127
    83,604   Total deposits                            66,195    72,190    72,813                    65,210    55,241
     1,612   Dated capital notes                        1,277     1,287     1,594                     1,836     1,587
       451   Undated capital notes                        357       389       426                       413       397
       627   Reserve capital instruments                  496       496       496                         -         -
             Equity and non-equity minority
       200   interests in subsidiaries                    158       274       312                       272       227
       247   Shareholders' funds: non-equity              196       235       279                       264       245
             interests
     6,242   Shareholders' funds: equity                4,942     4,180     4,554                     4,719     4,291
             interests(1)
     9,379   Total capital resources                    7,426     6,861     7,661                     7,504     6,747


(1) The figures for 2002 in the consolidated profit and loss account and the figures for 2002, 2001, 2000 and 1999 in the consolidated balance sheet have been restated to reflect the implementation of UITF Abstract 37 - Purchases and sales of own shares and UITF Abstract 38 - Accounting for ESOP Trusts (note 1).


Five year financial summary (continued)

                                                                                             Year ended 31 December
                                                       2003       2002                      2001       2000    1999
Other financial data                                      %          %                         %          %       %
Return on average total assets                         0.90       1.24                   0.62(1)    1.12(2)    1.36
Return on average ordinary shareholders' equity(3)     14.5       23.7                   10.4(1)    17.4(2)    20.9
Dividend payout ratio                                  66.8    41.5(3)                      78.5       42.7    36.6
Average ordinary shareholders' equity
as a percentage of average total assets(3)              6.0        5.1                       5.8        6.1     5.9
Allowance for loan losses as a percentage
of total loans to customers at year end                 1.3        1.6                       1.9        1.9     1.9
Net interest margin                                    2.72       3.00                      2.99       3.02    3.27
Tier 1 capital ratio                                    7.1        6.9                       6.5        6.3     6.4
Total capital ratio                                    10.4       10.1                      10.1       10.8    11.3


(1) Excluding the impact of the exceptional foreign exchange dealing losses, the return on average total assets was 1.23% and the return on average ordinary shareholders' equity was 20.4%.

(2) Excluding the impact of the deposit interest retention tax settlement, the return on average total assets was 1.26% and the return on average ordinary shareholders' equity was 19.5%.

(3) Restated to reflect the implementation of UITF Abstract 37 - Purchases and sales of own shares and UITF Abstract 38 - Accounting for ESOP Trusts (note
     1).

Accounts in sterling, US dollars and Polish zloty



                                                              EUR m        STG GBPm         US $m         PLN m
Summary of consolidated profit and loss account                      STG GBP 0.7048    US $ 1.263    PLN 4.7019
for the year ended 31 December 2003                                         = EUR 1       = EUR 1       = EUR 1
Group operating profit before provisions                      1,216             857         1,536         5,717
Provisions                                                      177             125           224           833
Group operating profit                                        1,039             732         1,312         4,884
Income from associated undertakings                              81              57           103           382
Profit on disposal of property                                   32              22            40           150
Loss on disposal of businesses                                (141)            (99)         (178)         (662)
Group profit on ordinary activities before taxation           1,011             712         1,277         4,754
Taxation                                                        318             224           402         1,495
Group profit on ordinary activities after taxation              693             488           875         3,259
Group profit attributable to the ordinary
shareholders of Allied Irish Banks, p.l.c.                      677             477           855         3,184
Dividends on equity shares                                      452             319           572         2,128
Earnings per EUR 0.32 share - basic                            78.8c           55.5p         99.5c        370.5 PLN
Earnings per EUR 0.32 share - adjusted                        109.5c           77.2p        138.3c        514.9 PLN
Earnings per EUR 0.32 share - diluted                          78.4c           55.2p         99.0c        368.4 PLN
Summary of consolidated balance sheet
31 December 2003                                              EUR m        Stg GBPm         US $m         PLN m
Assets
Loans and advances to banks                                   2,633           1,856         3,326        12,380
Loans and advances to customers                              50,490          35,585        63,769       237,400
Debt securities and equity shares                            18,307          12,903        23,122        86,077
Intangible fixed assets                                         420             296           530         1,974
Tangible fixed assets                                           792             558         1,000         3,724
Other assets                                                  5,508           3,882         6,957        25,898
Long-term assurance assets
attributable to policyholders                                 2,810           1,981         3,549        13,214
                                                             80,960          57,061       102,253       380,667
Liabilities
Deposits by banks                                            18,094          12,753        22,852        85,076
Customer accounts                                            44,612          31,443        56,345       209,761
Debt securities in issue                                      3,489           2,459         4,407        16,406
Other liabilities                                             4,470           3,151         5,645        21,017
Subordinated liabilities                                      2,130           1,501         2,690        10,015
Equity and non-equity minority interests in subsidiaries        158             111           200           743
Shareholders' funds                                           5,138           3,621         6,490        24,159
Long-term assurance liabilities to policyholders              2,869           2,022         3,624        13,490
                                                             80,960          57,061       102,253       380,667


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  24 February 2004                         By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.